Filed pursuant to Rule 424(b)(5)

Registration No. 333-61722

Prospectus Supplement to Prospectus dated January 9, 2002.

27,500,000 Shares

Host Marriott Corporation

Common Stock

Our common stock is listed on the New York Stock Exchange under the symbol “HMT”. The last reported sale price of the common stock on August 11, 2003 was $9.94 per share.

See “Risk Factors” on page S-5 of this prospectus supplement to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$9.25	$254,375,000
Underwriting discount	$0.13	$3,575,000
Proceeds, before expenses, to Host Marriott Corporation	$9.12	$250,800,000

The underwriters expect to deliver the shares against payment in New York, New York on August 14, 2003.

Goldman, Sachs & Co.

Citigroup

Bear, Stearns & Co. Inc.

Prospectus Supplement dated August 11, 2003.

ABOUT THIS PROSPECTUS SUPPLEMENT

In this prospectus supplement reference to “Host Marriott,” “we,” “us” and “our” are to Host Marriott Corporation, a Maryland corporation.

This prospectus supplement contains the terms of this offering. A description of our common stock is contained in the accompanying prospectus on page 20. This prospectus supplement, or the information incorporated by reference, may add, update or change information in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference is inconsistent with the accompanying prospectus, this prospectus supplement or the information incorporated by reference, will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference in making your investment decision. You should also read and consider the information in the documents we have referred you to in “Available Information.”

FORWARD-LOOKING STATEMENTS

In this prospectus supplement and in the information incorporated by reference we make some “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are included throughout this prospectus supplement and the information incorporated by reference herein, including in the section titled “Risk Factors” and relate to, among other things, analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “continue,” and other similar terms and phrases, including references to assumptions.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements include, among others, the following:

•	national and local economic and business conditions, including the continuing effect of recent terror alerts and potential terrorist activity on travel, that will affect, among other things, demand for products and services at our hotels and other properties, the level of room rates and occupancy that can be achieved by such properties and the availability and terms of financing and our liquidity;

•	our ability to maintain properties in a first-class manner, including meeting capital expenditure requirements;

•	our ability to compete effectively in areas such as access, location, quality of accommodations and room rate;

•	our ability to acquire or develop additional properties and the risk that potential acquisitions or developments may not perform in accordance with our expectations;

•	our degree of leverage, which may affect our ability to obtain financing in the future;

•	the reduction in our operating flexibility and our ability to pay dividends resulting from restrictive covenants in our debt agreements, including the risk of default that could occur;

•	changes in travel patterns, taxes and government regulations that influence or determine wages, prices, construction procedures and costs;

•	government approvals, actions and initiatives, including the need for compliance with environmental and safety requirements and changes in laws and regulations or the interpretation thereof;

•	the effects of tax legislative action;

•	our ability to continue to satisfy complex rules in order for us to maintain our status as a real estate investment trust, or REIT, for federal income tax purposes, the ability of Host Marriott, L.P. to satisfy the rules in order to maintain its status as a partnership for federal income tax purposes, and the ability of certain of our subsidiaries to maintain their status as taxable REIT subsidiaries for federal income tax purposes, and our ability and the ability of our subsidiaries to operate effectively within the limitations imposed by these rules;

•	the effect of any rating agency downgrades on the cost and availability of new debt financings and preferred stock issuances;

•	the relatively fixed nature of our property-level operating costs and expenses;

•	our ability to recover fully under our existing insurance for terrorist acts and our ability to maintain adequate or full replacement cost “all-risk” property insurance on our properties; and

•	other factors discussed under the heading “Risk Factors” in other filings with the Securities and Exchange Commission, or SEC.

Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statement based on these assumptions could be incorrect, and actual results could differ materially from those projected or assumed. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent known and unknown risks and uncertainties. Accordingly, our forward-looking statements are qualified in their entirety by reference to the factors described as “Risk Factors” in the information incorporated by reference herein.

All future written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. We undertake no obligation to update any information contained herein or incorporated by reference or to publicly release the results of any revisions to any forward-looking statements that may be made to reflect events or circumstances that occur, or that we became aware of, after the date of this prospectus supplement.

ABOUT THE COMPANY

We are a self-managed and self-administered REIT that owns full-service hotel properties. As of August 11, 2003, we owned 120 hotels representing approximately 58,800 rooms located throughout North America. Our hotels are operated under brand names that are among the most respected and widely recognized in the lodging industry—including Marriott, Ritz-Carlton, Four Seasons, Hilton and Hyatt.

We were formed in 1998 as a Maryland corporation as part of our conversion to a REIT. As part of this REIT conversion and our desire to re-incorporate in Maryland, we merged with Host Marriott Corporation, a Delaware corporation, which had been operating since 1993, and retained the name. We conduct our operations as an umbrella partnership REIT through our direct and indirect subsidiaries, including Host Marriott, L.P., a Delaware limited partnership of which we are the sole general partner and hold approximately 90% of the partnership interests.

The address of our principal executive office is 6903 Rockledge Drive, Suite 1500, Bethesda, Maryland, 20817. Our phone number is (240) 744-1000. Our Internet website address is www.hostmarriott.com.

RISK FACTORS

You should carefully consider the risk factors and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before you decide to buy our common stock.

Before you decide to buy our common stock, you should carefully consider the risk factors set forth under the heading “Risk Factors” in our most recent Annual Report on Form 10-K, the matters discussed in the section entitled “Management’s Discussion and Analysis of Results of Operations and Financial Condition” in our Quarterly Reports on Form 10-Q and the matters discussed in our Form 8-K filed August 11, 2003, which are incorporated by reference into this prospectus supplement and the accompanying prospectus. These risk factors and other information may be updated from time to time by our future filings under the Securities Exchange Act of 1934, as amended. For more information, see the section entitled “Incorporation of Certain Documents by Reference.”

RECENT EVENTS

On August 6, 2003, Moody’s Investors Service announced that it had placed its rating of our senior unsecured debt and perpetual preferred stock under review for possible downgrade. Moody’s took this action in response to our announcement on July 23, 2003 that we do not expect to pay a perpetual preferred dividend in the fourth quarter due to restrictions associated with our senior notes indenture and our credit facility. Moody’s indicated that our ratings would likely be downgraded in the event that the fourth quarter perpetual preferred dividend payment was not made and future dividend payments were expected to be suspended for some time. See “Dividend Policy” for additional discussion. In the event that Moody’s Investor Services downgrades our credit rating, the price of our common stock may be adversely affected.

As previously disclosed in our Annual Report on Form 10-K, we expect to increase the proportion of floating rate debt in our capital structure from approximately 10% currently to between 20% and 25% of our total debt over time, although there can be no assurances that we will be able to achieve this result on terms acceptable to us. We are currently in discussions to enter into an interest rate swap agreement to convert a portion of our fixed rate debt to floating rate debt. We continue to evaluate our mix of fixed rate and floating rate debt and, to the extent we deem appropriate, we may enter into interest rate swap agreements related to some of our fixed rate debt. This would result in our interest expense being reduced in the short term, but will also make our interest expense susceptible to greater variation based upon fluctuations in interest rates.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of common stock offered by this prospectus supplement will be approximately $250 million after deducting the underwriting discount and estimated offering expenses we will pay.

We intend to use the net proceeds of this offering for potential acquisitions of luxury and upper-upscale hotel properties. We are currently in preliminary discussions with sellers of hotels that meet our asset profile, but have not entered into any definitive agreements. To the extent we do not complete suitable acquisitions, we intend to use the net proceeds for general corporate purposes.

We will invest the net proceeds in short-term, interest-bearing, investment grade obligations until they are applied as described above.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the New York Stock Exchange under the symbol “HMT”. The table below sets forth for the periods indicated the intra-day high and low sales prices for our common stock as reported on the NYSE Composite Tape and dividends declared on our common stock.

	High	Low	Cash Dividends Declared Per Share
	Price Range
2000
First Quarter	$9.62	$8.00	$.21
Second Quarter	10.81	8.50	.21
Third Quarter	11.75	9.25	.23
Fourth Quarter	12.94	9.88	.26

2001
First Quarter	$13.87	$11.38	$.26
Second Quarter	13.95	11.31	.26
Third Quarter	13.48	11.96	.26
Fourth Quarter	12.20	6.22	—

2002
First Quarter	$12.25	$9.09	$—
Second Quarter	12.15	10.79	—
Third Quarter	11.64	8.45	—
Fourth Quarter	10.20	7.50	—

2003
First Quarter	$9.07	$6.07	$—
Second Quarter	9.60	6.60	—
Third Quarter (through August 11, 2003)	10.10	8.57	—

The last reported sale price of our common stock on the New York Stock Exchange on August 11, 2003 was $9.94. As of August 1, 2003, there were 265,123,967 shares of our common stock outstanding, held by approximately 74,000 shareholders.

DIVIDEND POLICY

Under the terms of our senior notes indenture and our credit facility, our ability to pay dividends on our common and preferred equity is dependent on our ability to satisfy certain financial requirements, including an EBITDA-to-interest coverage ratio of at least 2.0 to 1.0. Since the beginning of the third quarter of 2002, we have not met this EBITDA-to-interest coverage ratio. As a result, we are permitted to declare and pay dividends on common and our Class A, Class B and Class C preferred stock (which we refer to as our “perpetual preferred stock”) only to the extent necessary to maintain our status as a REIT. Required income distributions for 2002 to maintain REIT status were satisfied, in part, by payment of dividends on the perpetual preferred stock in 2002. We believe that the remaining 2002 income distribution requirement should be satisfied by the payment of dividends that were declared on the perpetual preferred stock in the first and second quarters of 2003, and those which are expected to be declared on perpetual preferred stock in the third quarter of 2003. While we currently have, and continue to expect to have, more than adequate cash to pay dividends on our perpetual preferred stock, the payment of any fourth quarter dividend on our perpetual preferred stock will depend on 2003 operating performance and its impact on taxable income or loss and whether our EBITDA-to-interest coverage ratio is at least 2.0 to 1.0. Our taxable income or loss will vary based on a number of factors, including our results from operations and the level of our capital expenditures.

Based on our current outlook of taxable income and EBITDA-to-interest coverage ratio, we think it is unlikely that we will pay a fourth quarter 2003 perpetual preferred stock dividend. Our ability to pay the perpetual preferred dividend in subsequent quarters will depend on several factors, including (i) our ability to comply with, or modify, restrictive covenants in our senior notes indenture and our credit facility that restrict our ability to pay dividends, and (ii) the amount of our taxable income or loss.

We have not paid a dividend on our common stock since the third quarter of 2001, and we do not currently expect to pay a common dividend for the remainder of 2003. The decision whether to reinstate the dividend on our common stock (including the amount of any such dividend) will be made by our Board of Directors and will depend on several factors, including those described above, as well as our liquidity and any accrued unpaid dividends on our perpetual preferred stock.

UNDERWRITING

Host Marriott and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	26,675,000
Citigroup Global Markets Inc.	550,000
Bear, Stearns & Co. Inc.	275,000

Total	27,500,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us.

Paid by Host Marriott
Per share	$0.13
Total	$3,575,000

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.13 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

We and our executive officers have agreed with the underwriters not to offer or sell any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 60 days after the date of this prospectus supplement, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans or to shares issuable upon the conversion or exchange of securities outstanding as of the date of this prospectus supplement and certain other limited exceptions. In addition, we may issue up to 32 million shares of common stock to a seller or sellers in connection with one or more acquisition transactions, provided that any such seller executes an agreement stating that it is receiving and holding such securities subject to the remaining term of the restrictions applicable to us.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Each of the underwriters has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to us; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus supplement nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $600,000.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

LEGAL MATTERS

Latham & Watkins LLP, Washington, D.C., will pass upon certain matters relating to this offering for us. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, represented the underwriters in this offering. Venable, Baetjer and Howard, LLP, Baltimore, Maryland, will pass upon certain mattters of Maryland law.

INDEPENDENT AUDITORS

The consolidated financial statements as of December 31, 2002 and 2001, and for each of the years in the three-year period then ended, incorporated by reference into this prospectus supplement, have been audited by KPMG LLP, independent accountants, as stated in their report in our Annual Report on Form 10-K, which contains an explanatory paragraph that indicates our adoption of Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long Lived Assets,” on January 1, 2002, as discussed in note 1 to our consolidated financial statements.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file reports and other information with the SEC. Such reports and other information can be inspected and copied at the Public Reference Section of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC’s home page on the internet (http://www.sec.gov).

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement. This prospectus supplement and the information that we file later with the SEC may update and supersede the information we incorporated by reference. We incorporate by reference the documents listed below:

•	Annual Report on Form 10-K of Host Marriott Corporation for the fiscal year ended December 31, 2002;

•	Quarterly Report on Form 10-Q of Host Marriott Corporation for the quarterly period ended March 28, 2003;

•	Quarterly Report on Form 10-Q of Host Marriott Corporation for the quarterly period ended June 20, 2003;

•	Proxy Statement on Schedule 14A of Host Marriott Corporation filed on April 4, 2003;

•	Current Report on Form 8-K of Host Marriott Corporation dated April 8, 2003, filed on April 8, 2003. (superceded by the Current Report on Form 8-K of Host Marriott Corporation dated August 11, 2003).

•	Current Report on Form 8-K of Host Marriott Corporation dated May 14, 2003, filed on May 19, 2003.

•	Current Report on Form 8-K of Host Marriott Corporation dated August 11, 2003, filed on August 11, 2003.

•	Description of our common stock included in Registration Statement on Form 8-A, as amended, of HMC Merger Corporation, filed November 18, 1998 (as amended on December 28, 1998); and

•	Description of rights included in Registration Statement on Form 8-A, as amended, of HMC Merger Corporation, filed December 11, 1998 (as amended on December 24, 1998).

In addition, except as specified below, any filings made by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange act prior to the termination of this offering, are hereby deemed to be incorporated by reference.

Information furnished under Items 9 or 12 of any of our Current Reports on Form 8-K is not incorporated by reference in this prospectus supplement and the registration statement.

We will provide to each person, including any beneficial owner, to whom this prospectus supplement is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus supplement but not delivered with this prospectus supplement. To receive a free copy of any of the documents incorporated by reference in this prospectus supplement, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to our Corporate Secretary, Host Marriott Corporation, 6903 Rockledge Drive, Suite 1500, Bethesda, Maryland, 20817 ((240) 744-1000). The information relating to us contained in this prospectus supplement does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus supplement.

You should rely only upon the information provided in this document or incorporated in this document by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this document, including any information incorporated by reference, is accurate as of any date other than the date indicated on the front cover.

PROSPECTUS

$550,000,000

Host Marriott Corporation

Common Stock, Preferred Stock, Depositary Shares,

Warrants and Subscription Rights

By this prospectus, we may offer, from time to time, in one or more series or classes the following securities:

•	shares of our common stock

•	shares of our preferred stock

•	shares of our preferred stock represented by depositary shares

•	our warrants exercisable for common stock, preferred stock or depositary shares and

•	subscription rights evidencing the right to purchase any of the above securities.

The offered securities have an aggregate initial offering price of $550,000,000. We may offer the offered securities in amounts, at prices and on terms determined at the time of the offering. We will provide you with specific terms of the applicable offered securities in supplements to this prospectus.

You should read this prospectus and any supplement carefully before you decide to invest. This prospectus may not be used to consummate sales of the offered securities unless it is accompanied by a prospectus supplement describing the method and terms of the offering of those offered securities.

Investing in the offered securities involves risks. See “Risk Factors” beginning on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the offered securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

The date of this prospectus is January 9, 2002.

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As used in this prospectus and in any accompanying prospectus supplement, references to “we,” “our,” the “company” and “Host Marriott” and similar references are to Host Marriott Corporation, a Maryland corporation, and its consolidated subsidiaries from and after December 29, 1998 and to Host Marriott Corporation, a Delaware corporation, and its consolidated subsidiaries before December 29, 1998, unless otherwise expressly stated or the context otherwise requires. References to the “Operating Partnership” are to Host Marriott, L.P.

RISK FACTORS

Prospective investors should carefully consider, among other factors, the material risks described below.

Risks of Ownership of our Common Stock

There are limitations on the acquisition of our common stock and changes in control.    Our charter and bylaws, the partnership agreement of the Operating Partnership, our shareholder rights plan and the Maryland General Corporation Law contain a number of provisions that could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for our shareholders or otherwise be in their best interests, including the following:

•	Ownership limit. The 9.8% ownership limit described under “Risk Factors—Risks of Ownership of our Common Stock—There are possible adverse consequences of limits on ownership of our common stock” may have the effect of precluding a change in control of us by a third party without the consent of our Board of Directors, even if the change in control would be in the interest of our shareholders, and even if the change in control would not reasonably jeopardize our real estate investment trust, or “REIT,” status.

•	Staggered board. Our Board of Directors consists of nine members but our charter provides that our number of directors may be increased or decreased according to our bylaws, provided that the total number of directors is not less than three nor more than 13. Pursuant to our bylaws, the number of directors will be fixed by our Board of Directors within the limits in our charter. Our Board of Directors is divided into three classes of directors. Directors for each class are chosen for a three-year term when the term of the current class expires. The staggered terms for directors may affect shareholders’ ability to effect a change in control of us, even if a change in control would be in the interest of our shareholders. Currently, there are eight directors with one vacancy.

•	Removal of board of directors. Our charter provides that, except for any directors who may be elected by holders of a class or series of shares of capital stock other than our common stock, directors may be removed only for cause and only by the affirmative vote of shareholders holding at least two-thirds of our outstanding shares entitled to be cast for the election of directors. Vacancies on the Board of Directors may be filled by the concurring vote of a majority of the remaining directors and, in the case of a vacancy resulting from the removal of a director by the shareholders, by at least two-thirds of all the votes entitled to be cast in the election of directors.

•

Preferred shares; classification or reclassification of unissued shares of capital stock without shareholder approval.    Our charter provides that the total number of shares of stock of all classes which we have authority to issue is 800,000,000, initially consisting of 750,000,000 shares of common stock and 50,000,000 shares of preferred stock, of which 14,140,000 shares of preferred stock were issued and outstanding as of December 1, 2001. Our Board of Directors has the authority, without a vote of shareholders, to classify or reclassify any unissued shares of stock, including common stock into preferred stock or vice versa, and to establish the preferences and rights of any preferred or other class or series of shares to be issued. The issuance of preferred shares or other shares having special preferences or rights could delay or prevent a change in control even if a change in control would be in the interests of our shareholders. Because our Board of Directors has the power to establish the preferences and rights of additional classes or series of shares without a shareholder vote, our Board of Directors may give the holders of any class or series preferences, powers and rights, including voting rights, senior to the rights of holders of our common stock.

•	Consent rights of the limited partners. Under the partnership agreement of the Operating Partnership, we generally will be able to merge or consolidate with another entity with the consent of partners holding percentage interests that are more than 50% of the aggregate percentage interests of the outstanding limited partnership interests entitled to vote on the merger or consolidation, including any limited partnership interests held by us, as long as the holders of limited partnership interests either receive or have the right to receive the same consideration as our shareholders. We, as holder of a majority of the limited partnership interests, would be able to control the vote. Under our charter, holders of at least two-thirds of our outstanding shares of common stock generally must approve the merger or consolidation.

•	Maryland business combination law. Under the Maryland General Corporation Law, specified “business combinations,” including specified issuances of equity securities, between a Maryland corporation and any person who owns 10% or more of the voting power of the corporation’s then outstanding shares, or an “interested shareholder,” or an affiliate of the interested shareholder are prohibited for five years after the most recent date in which the interested shareholder becomes an interested shareholder. Thereafter, any of these specified business combination must be approved by 80% of outstanding voting shares, and by two-thirds of voting shares other than voting shares held by an interested shareholder unless, among other conditions, the corporation’s common shareholders receive a minimum price, as defined in the Maryland General Corporation Law, for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder. We are subject to the Maryland business combination statute.

•	Maryland control share acquisition law. Under the Maryland General Corporation Law, “control shares” acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror and by officers or directors who are employees of the corporation. “Control shares” are voting shares which, if aggregated with all other voting shares previously acquired by the acquiror or over which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-fifth or more but less than one-third, (2) one-third or more but less than a majority or (3) a majority or more of the voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A “control share acquisition” means the acquisition of control shares, subject to specified exceptions. We are subject to these control share provisions of Maryland law, subject to an exemption for Marriott International pursuant to its purchase right discussed below. See “Risk Factors—Risks of Ownership of our Common Stock—There are limitations on the acquisition of our common stock and changes in control—Marriott International purchase right.”

•	Merger, consolidation, share exchange and transfer of our assets. Pursuant to our charter, subject to the terms of any outstanding class or series of capital stock, we can merge with or into another entity, consolidate with one or more other entities, participate in a share exchange or transfer our assets within the meaning of the Maryland General Corporation Law if approved (1) by our Board of Directors in the manner provided in the Maryland General Corporation Law and (2) by our shareholders holding two-thirds of all the votes entitled to be cast on the matter, except that any merger of us with or into a trust organized for the purpose of changing our form of organization from a corporation to a trust requires only the approval of our shareholders holding a majority of all votes entitled to be cast on the merger. Under the Maryland General Corporation Law, specified mergers may be approved without a vote of shareholders and a share exchange is only required to be approved by a Maryland corporation by its Board of Directors. Our voluntary dissolution also would require approval of shareholders holding two-thirds of all the votes entitled to be cast on the matter.

•	Amendments to our charter and bylaws. Our charter contains provisions relating to restrictions on transferability of our common stock, the classified Board of Directors, fixing the size of our Board of Directors within the range set forth in our charter, removal of directors and the filling of vacancies, all of which may be amended only by a resolution adopted by the Board of Directors and approved by our shareholders holding two-thirds of the votes entitled to be cast on the matter. As permitted under the Maryland General Corporation Law, our charter and bylaws provide that directors have the exclusive right to amend our bylaws. Amendments of this provision of our charter also would require action of our Board of Directors and approval by shareholders holding two-thirds of all the votes entitled to be cast on the matter.

•	Marriott International purchase right. As a result of our spin-off of Marriott International in 1993, Marriott International has the right to purchase up to 20% of each class of our outstanding voting shares at the then fair market value when specific change of control events involving us occur, subject to specified limitations to protect our REIT status. The Marriott International purchase right may have the effect of discouraging a takeover of us, because any person considering acquiring a substantial or controlling block of our common stock will face the possibility that its ability to obtain or exercise control would be impaired or made more expensive by the exercise of the Marriott International purchase right.

•	Shareholder rights plan. We adopted a shareholder rights plan which provides, among other things, that when specified events occur, our shareholders will be entitled to purchase from us a newly created series of junior preferred shares, subject to our ownership limit described below. The preferred share purchase rights are triggered by the earlier to occur of (1) ten days after the date of a public announcement that a person or group acting in concert has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of our outstanding shares of common stock or (2) ten business days after the commencement of or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the acquiring person becoming the beneficial owner of 20% or more of our outstanding common stock. The preferred share purchase rights would cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors.

There are possible adverse consequences of limits on ownership of our common stock.    To maintain our qualification as a REIT for federal income tax purposes, not more than 50% in value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code to include some entities. In addition, a person who owns, directly or by attribution, 10% or more of an interest in a tenant of ours, or a tenant of any partnership in which we are a partner, cannot own, directly or by attribution, 10% or more of our shares without jeopardizing our qualification as a REIT. Primarily to facilitate maintenance of our qualification as a REIT for federal income tax purposes, the ownership limit under our charter prohibits ownership, directly or by virtue of the attribution provisions of the Internal Revenue Code, by any person or persons acting as a group, of more than 9.8% of the issued and outstanding shares of our common stock, subject to an exception for shares of our common stock held prior to our conversion into a REIT (referred to as the “REIT conversion”) so long as the holder would not own more than 9.9% in value of our outstanding shares after the REIT conversion, and prohibits ownership, directly or by virtue of the attribution provisions of the Internal Revenue Code, by any person, or persons acting as a group, of more than 9.8% of the issued and outstanding shares of any class or series of our preferred shares. Together, these limitations are referred to as the “ownership limit.” Our Board of Directors, in its sole and absolute discretion, may waive or modify the ownership limit with respect to one or more persons who would not be treated as “individuals” for purposes of the Internal Revenue Code if the Board of Directors is satisfied, based upon information required to be provided by the party seeking the waiver and, if it determines necessary or advisable, upon an opinion of counsel satisfactory to our Board of Directors, that ownership in excess of this limit will not cause a person who is an individual to be treated as owning shares in excess of the ownership limit, applying the applicable constructive ownership rules, and will not otherwise jeopardize our status as a REIT for federal income tax purposes (for example, by causing any of our tenants to be considered a “related party tenant” for purposes of the REIT qualification rules). Common stock acquired or held in violation of the ownership limit will be transferred automatically to a trust for the benefit of a designated charitable beneficiary, and the person who acquired the common stock in violation of the ownership limit will not be entitled to any distributions thereon, to vote those shares of common stock or to receive any proceeds from the subsequent sale of the common stock in excess of the lesser of the price paid for the common stock or the amount realized from the sale. A transfer of shares of our common stock to a person who, as a result of the transfer, violates the ownership limit may be void under certain circumstances, and, in any event, would deny that person any of the economic benefits of owning shares of our common stock in excess of the ownership limit. The ownership limit may have the effect of delaying, deferring or preventing a change in control and, therefore, could adversely affect the shareholders’ ability to realize a premium over the then-prevailing market price for our common stock in connection with such transaction.

We depend on external sources of capital for future growth.    As with other REITs, but unlike corporations generally, our ability to reduce our debt and finance our growth largely must be funded by external sources of capital because we generally will have to distribute to our shareholders 90% of our taxable income in order to qualify as a REIT, including taxable income we recognize for tax purposes but with regard to which we do not receive corresponding cash. Our access to external capital will depend upon a number of factors, including general market conditions, the market’s perception of our growth potential, our current and potential future earnings, cash distributions and the market price of our common stock. Currently, our access to external capital has been limited to the extent that our common stock is trading at what we believe is a discount to our estimated net asset value.

Shares of our common stock that are or become available for sale could affect the price for shares of our common stock.    Sales of a substantial number of shares of our common stock, or the perception that sales could occur, could adversely affect prevailing market prices for our common stock. In addition, holders of units of limited partnership interest in the Operating Partnership (referred to as “OP Units”), who redeem their OP Units and receive common stock upon redemption will be able to sell those shares freely, unless the person is our affiliate and resale of the affiliate’s shares is not covered by an effective registration statement. There are currently approximately 22.1 million OP Units outstanding, all of which are currently redeemable. Further, a substantial number of shares of our common stock have been and will be issued or reserved for issuance from time to time under our employee benefit plans, including shares of our common stock reserved for options, and these shares of common stock would be available for sale in the public markets from time to time pursuant to exemptions from registration or upon registration. Moreover, the issuance of additional shares of our common stock by us in the future would be available for sale in the public markets. We can make no prediction about the effect that future sales of our common stock would have on the market price of our common stock.

Our earnings and cash distributions will affect the market price of shares of our common stock.    We believe that the market value of a REIT’s equity securities is based primarily upon the market’s perception of the REIT’s growth potential and its current and potential future cash distributions, whether from operations, sales, acquisitions, development or refinancings, and is secondarily based upon the value of the underlying assets. For that reason, shares of our common stock may trade at prices that are higher or lower than the net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes rather than distributing the cash flow to shareholders, these retained funds, while increasing the value of our underlying assets, may negatively impact the market price of our common stock. Our failure to meet the market’s expectation with regard to future earnings and cash distributions would likely adversely affect the market price of our common stock.

Market interest rates may affect the price of shares of our common stock.    We believe that one of the factors that investors consider important in deciding whether to buy or sell shares of a REIT is the distribution rate on the shares, considered as a percentage of the price of the shares, relative to market interest rates. If market interest rates increase, prospective purchasers of REIT shares may expect a higher distribution rate. Thus, higher market interest rates could cause the market price of our shares to go down.

Risks of Operation

Our revenues and the value of our properties are subject to conditions affecting the lodging industry.    Our revenues and the value of our properties are subject to conditions affecting the lodging industry. These include:

•	changes in the national, regional and local economic climate;

•	changes in business and pleasure travel;

•	local conditions such as an oversupply of hotel properties or a reduction in demand for hotel rooms;

•	the attractiveness of our hotels to consumers and competition from comparable hotels;

•	the quality, philosophy and performance of the managers of our hotels;

•	changes in room rates and increases in operating costs due to inflation and other factors; and

•	the need to periodically repair and renovate our hotels.

As a result of the effects of the economic recession and the September 11, 2001 terrorist attacks, the lodging industry has experienced a significant decline in business caused by a reduction in travel for both business and pleasure. We currently expect that the decline in operating levels may last into 2002. Additionally, as a result of the September 11, terrorist attacks and the collapse of the World Trade Center Towers, our New York World Trade Center Marriott hotel was destroyed. We also sustained considerable damage to a second property, the New York Marriott Financial Center hotel.

Room revenues of our hotels have decreased during 2001 as a result of the continuing economic recession. For the third quarter ended September 7, 2001 our comparable RevPAR decreased 11.9% due to a decrease in occupancy of 5.9 percentage points to 73.8% combined with a decline in the average room rate of 4.9% to $140.17. Our comparable RevPAR for the three quarters ended September 7, 2001 showed a more moderate decline of 6.1% as a result of a decline of 5.0 percentage points in occupancy, offset by a slight increase of 0.3% in average room rate. Comparable RevPAR refers to revenues per available room for hotels which were owned for the full comparison period in both the current and the previous year.

During the 4-week period subsequent to the events of September 11, 2001, our hotels recorded average weekly occupancy rates of 38% to 63%. During that period, we had a very high level of large group cancellations in the fourth quarter which represented approximately $70 million in future revenue primarily affecting our luxury and larger convention hotels. We do not believe that this period will be representative of the remainder of the fourth quarter, however, we do expect that our results from operations for the fourth quarter will reflect a significant decline in RevPAR. We have been actively working with the managers of our hotels to reduce the operating costs of our hotels, as well as to provide economic incentives to individuals and business travelers in selected markets to increase demand. In addition, based on our assessment of the current operating environment and to conserve capital, we have reduced or suspended all non-essential capital expenditure projects.

As a result of a gradual return to more normal levels of business, we have begun to see modest improvements in occupancy and average room rates, though they remain below prior year levels. However, it is likely that our fourth quarter results will be significantly lower than the prior year period. There can be no assurance that the current economic recession will not continue for an extended period of time and that it will not significantly affect our operations.

If, as a result of conditions such as those referenced above affecting the lodging industry, our assets do not generate income sufficient to pay our expenses, we will be unable to service our debt and maintain our properties.

Thirty-one of our hotels and assets related thereto are subject to mortgages in an aggregate amount of approximately $2.3 billion. If these hotels do not produce adequate cash flow to service the debt represented by such mortgages, the mortgage lenders could foreclose on such assets and we would lose such assets. If the cash flow on such properties were not sufficient to provide us with an adequate return, we could opt to allow such foreclosure rather than making necessary mortgage payments with funds from other sources. For instance, nearly all of the cash flow from the St. Louis Pavilion Marriott currently is applied to payments on the mortgage loan and due under the management agreement for that hotel. Although we have reached no decision to do so, we could elect to allow that property, or any other property that becomes similarly situated, to be foreclosed upon rather than use funds from other sources to make necessary capital expenditures and balloon mortgage payments. If the economy continues at its current levels, we may experience foreclosures on hotels with a loss of the hotels and related assets.

Our expenses may remain constant even if our revenue drops.    The expenses of owning property are not necessarily reduced when circumstances like market factors and competition cause a reduction in income from the property. Because of the effects of the September 11, 2001 terrorist attacks and the current economic recession, we are working with our managers to substantially reduce the operating costs of our hotels. In addition, based on our assessment of the current operating environment, and in order to conserve capital, we have reduced or suspended all non-essential capital expenditure projects. Nevertheless, our financial condition could be adversely affected by the following costs:

•	interest rate levels;

•	debt service levels (including on loans secured by mortgages);

•	the availability of financing;

•	the cost of compliance with government regulation, including zoning and tax laws; and

•	changes in governmental regulations, including those governing usage, zoning and taxes.

If we are unable to reduce our expenses to reflect our current reduction in revenue and the reduction that we expect in the future, our business will be adversely affected.

We do not control our hotel operations, and we are dependent on the managers of our hotels.     Because federal income tax laws restrict REITs and their subsidiaries from operating a hotel, we do not manage our hotels. Instead, we retain third-party managers including, among others, Marriott International, Hyatt, Four Seasons and Swissotel, to manage our hotels pursuant to management agreements. Our income from the hotels may be adversely affected if the managers fail to provide quality services and amenities and competitive room rates at our hotels or fail to maintain the quality of the hotel brand names. While HMT Lessee LLC, a taxable REIT subsidiary of ours that is the lessee of substantially all of our full-service properties, monitors the hotel managers’ performance, we have limited specific recourse if we believe that the hotel managers are not performing adequately. Underperformance by our hotel managers could adversely affect our results of operations.

Our relationships with our hotel managers are primarily contractual in nature, although certain of our managers owe fiduciary duties to us under applicable law. We are in discussions with various managers of our hotels regarding their performance under management agreements for our hotels. We have had, and continue to have, differences with the managers of our hotels over their performance and compliance with the terms of our agreements. We generally resolve disputes with our managers through discussions and negotiations, but if we are unable to reach satisfactory results through discussions, the operation of our hotels could be adversely affected. The disputes that we do have with our managers are usually settled through negotiations. However, we occasionally may engage in litigation with our managers. For example, we are currently engaged in litigation with Swissôtel, the manager of four of our hotels. If we are unable to reach satisfactory results through discussions, the operation of our hotels could be adversely affected.

Our relationship with Marriott International may result in conflicts of interest.    Marriott International, a public hotel management company, and its affiliates, manages or franchises 110 of our 122 hotels. In addition, Marriott International manages and in some cases may own or be invested in hotels that compete with our hotels. As a result, Marriott International may make decisions regarding competing lodging facilities that it manages that would not necessarily be in our best interests. J.W. Marriott, Jr. is a member of our Board of Directors and his brother, Richard E. Marriott, is our Chairman of the Board.

Both J.W. Marriott, Jr. and Richard E. Marriott serve as directors, and J.W. Marriott, Jr. also serves as an executive officer, of Marriott International. J.W. Marriott, Jr. and Richard E. Marriott beneficially owned, as determined for securities law purposes, as of January 31, 2001, approximately 12.6% and 12.2%, respectively, of the outstanding shares of common stock of Marriott International. As a result, J.W. Marriott, Jr. and Richard E. Marriott have potential conflicts of interest as our directors when making decisions regarding Marriott International, including decisions relating to the management agreements involving the hotels and Marriott International’s management of competing lodging properties.

Our Board of Directors follows policies and procedures intended to limit the involvement of J.W. Marriott, Jr. and Richard E. Marriott in conflict situations, including requiring them to abstain from voting as directors on matters which present a conflict between the companies. If appropriate, these policies and procedures will apply to other directors and officers.

We have substantial leverage.    We have a significant amount of indebtedness that could have important consequences. It currently requires us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which reduces the availability of our cash flow to fund working capital, capital expenditures, expansion efforts, distributions to our partners and other general purposes. Additionally, it could:

•	limit our ability in the future to undertake refinancings of our debt or obtain financing for expenditures, acquisitions, development or other general business purposes on terms and conditions acceptable to us, if at all; or

•	affect adversely our ability to compete effectively or operate successfully under adverse economic conditions.

If our cash flow and working capital were not sufficient to fund our expenditures or service our indebtedness, we would have to raise additional funds through:

•	the sale of our equity;

•	the incurrence of additional permitted indebtedness by Host Marriott, L.P.; or

•	the sale of our assets.

We cannot assure you that any of these sources of funds would be available to us or, if available, would be on terms that we would find acceptable or in amounts sufficient for us to meet our obligations or fulfill our business plan. For example, under the terms of our bank credit facility, the proceeds from these activities must be used to repay amounts outstanding and may not be otherwise available for our use.

There is no limitation on the amount of debt we may incur.    There are no limitations in our organizational documents or Host Marriott, L.P.’s organizational documents that limit the amount of indebtedness that Host Marriott, L.P. may incur. However, Host Marriott, L.P.’s existing debt instruments contain restrictions on the amount of indebtedness that Host Marriott, L.P. may incur. Accordingly, Host Marriott, L.P. could incur indebtedness to the extent permitted by its debt agreements. If it became more highly leveraged, our debt service payments would increase and our cash flow and our ability to service our debt and other obligations might be adversely affected.

The terms of our debt place restrictions on us and our subsidiaries, reducing operational flexibility and creating default risks.    The documents governing the terms of our senior notes and bank credit facility contain covenants that place restrictions on us and our subsidiaries. The activities upon which such restrictions exist include, but are not limited to:

•	acquisitions, merger and consolidations;

•	the incurrence of additional debt;

•	the creation of liens;

•	the sale of assets;

•	capital expenditures;

•	raising capital;

•	the payment of dividends; and

•	transactions with affiliates.

In addition, certain covenants in our bank credit facility require us and our subsidiaries to meet financial performance tests. The restrictive covenants in the indenture, the bank credit facility and the documents governing our other debt (including our mortgage debt) will reduce our flexibility in conducting our operations and will limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with these restrictive covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all or a substantial portion of our debt or a significant increase in the interest rates on our debt, either of which could adversely affect our operations and ability to maintain adequate liquidity.

Our management agreements could impair the sale or financing of our hotels.    Under the terms of the management agreements, we generally may not sell, lease or otherwise transfer the hotels unless the transferee is not a competitor of the manager, and the transferee assumes the related management agreements and meets specified other conditions. Our ability to finance, refinance or sell any of the properties may, depending upon the structure of such transactions, require the manager’s consent. If the manager does not consent, we would be prohibited from financing, refinancing or selling the property without breaching the management agreement.

The acquisition contracts relating to some hotels limit our ability to sell or refinance those hotels.    For reasons relating to federal income tax considerations of the former and current owners of approximately 20 of our full-service hotels, we agreed to restrictions on selling some hotels or repaying or refinancing the mortgage debt on those hotels for varying periods depending on the hotel. We anticipate that, in specified circumstances, we may agree to similar restrictions in connection with future hotel acquisitions. As a result, even if it were in our best interests to sell or refinance the mortgage debt on these hotels, it may be difficult or impossible to do so during their respective lock-out periods.

Our ground lease payments may increase faster than the revenues we receive on the hotels.    As of January 8, 2002, we leased 45 of our hotels pursuant to ground leases. These ground leases generally require increases in ground rent payments every five years. Our ability to service our debt could be adversely affected to the extent that our revenues do not increase at the same or a greater rate as the increases under the ground leases. In addition, if we were to sell a hotel encumbered by a ground lease, the buyer would have to assume the ground lease, which could result in a lower sales price. Moreover, to the extent that such ground leases are not renewed at their expiration, our revenues could be adversely affected.

We may be unable to sell properties when appropriate because real estate investments are illiquid.    Real estate investments generally cannot be sold quickly. We may not be able to vary our portfolio promptly in response to economic or other conditions. The inability to respond promptly to changes in the performance of our investments could adversely affect our financial condition and ability to service debt. In addition, there are limitations under the federal tax laws applicable to REITs and agreements that we have entered into when we acquired some of our properties that may limit our ability to recognize the full economic benefit from a sale of our assets.

We depend on our key personnel.    We depend on the efforts of our executive officers and other key personnel. While we believe that we could find replacements for these key personnel, the loss of their services could have a significant adverse effect on our operations. None of our key personnel have employment agreements. We do not have or intend to obtain key-man life insurance with respect to any of our personnel.

Partnership and other litigation judgments or settlements could have a material adverse effect on our financial condition.    We and Host Marriott, L.P. are parties to various lawsuits relating to previous partnership transactions, including transactions relating to our conversion into a REIT. While we and the other defendants to such lawsuits believe all of the lawsuits in which we are a defendant are without merit and we are vigorously defending against such claims, we can give no assurance as to the outcome of any of the lawsuits. If any of the lawsuits were to be determined adversely to us or a settlement involving a payment of a material sum of money were to occur, there could be a material adverse effect on our financial condition.

We may acquire hotel properties through joint ventures with third parties that could result in conflicts.    Instead of purchasing hotel properties directly, we may invest as a co-venturer. Joint venturers often share control over the operation of the joint venture assets. For example, through our subsidiary Rockledge, we entered into a joint venture with Marriott International through which the joint venture owns two limited partnerships holding, in the aggregate, 120 Courtyard by Marriott hotels. Subsidiaries of Marriott International manage these Courtyard by Marriott hotels. Actions by a co-venturer could subject the assets to additional risk, including:

•	our co-venturer in an investment might have economic or business interests or goals that are inconsistent with our interests or goals;

•	our co-venturer may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; or

•	a joint venture partner could go bankrupt, leaving us liable for its share of joint venture liabilities.

Although we generally will seek to maintain sufficient control of any joint venture to permit our objectives to be achieved, we might not be able to take action without the approval of our joint venture partners. Also, our joint venture partners could take actions binding on the joint venture without our consent. For further discussion of the risks associated with entering into a joint venture with Marriott International, see the discussion above under “Our relationship with Marriott International may result in conflicts of interest”.

Environmental problems are possible and can be costly.    We believe that our properties are in compliance in all material respects with applicable environmental laws. Unidentified environmental liabilities could arise, however, and could have a material adverse effect on our financial condition and performance. Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and clean up hazardous or toxic substances or petroleum product releases at the property. The owner or operator may have to pay a governmental entity or third parties for property damage and for investigation and clean-up costs incurred by the parties in connection with the contamination. These laws typically impose clean-up responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages and costs resulting from environmental contamination emanating from that site. Environmental laws also govern the presence, maintenance and removal of asbestos. These laws require that owners or operators of buildings containing asbestos properly manage and maintain the asbestos, that they notify and train those who may come into contact with asbestos and that they undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building. These laws may impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers.

Compliance with other government regulations can also be costly.    Our hotels are subject to various other forms of regulation, including Title III of the Americans with Disabilities Act, building codes and regulations pertaining to fire safety. Compliance with those laws and regulations could require substantial capital expenditures. These regulations may be changed from time to time, or new regulations adopted, resulting in additional or unexpected costs of compliance. Any increased costs could reduce the cash available for servicing debt.

Some potential losses are not covered by insurance.    We carry comprehensive insurance coverage for general liability, property, business interruption and other risks with respect to all of our hotels and other properties. These policies offer coverage features and insured limits that we believe are customary for similar type properties. Generally, the policies provide coverage and limits on a blanket basis, combining the claims of our properties together for evaluation against policy aggregate limits and sub-limits and, in the case of our Marriott-managed hotels, with other Marriott-managed hotels of other owners. Thus, for certain risks (e.g., earthquake), multiple claims from several hotels or owners may exceed policy sub-limits. Certain other risks (e.g., war and environmental hazards), however, may be uninsurable or too expensive to justify insuring against. Furthermore, an insurance provider could elect to deny or limit coverage under a claim. Should an uninsured loss or a loss in excess of insured limits occur, or should an insurance carrier deny or limit coverage under a claim, we could lose all, or a portion of, the capital we have invested in a property, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property.

As discussed below in “Recent or future terrorist attacks could adversely affect us”, on September 11, 2001, terrorist attacks on the World Trade Center Towers in New York City resulted in the destruction of our New York World Trade Center Marriott hotel and caused considerable damage to our New York Marriott Financial Center hotel. Although we have both casualty and business interruption insurance for our two affected hotels with a major insurer through our manager, Marriott International, from which we expect to receive business interruption insurance and property damage insurance proceeds to cover all or a substantial portion of the losses at both hotels, we cannot currently determine the amount or timing of those payments. Under the terms of the New York World Trade Center Marriott ground lease, any proceeds from the casualty portion of the hotel claim are required to be placed in an insurance trust for the exclusive purpose of rebuilding the hotel. As of December 1, 2001, we had received business interruption and casualty advances from our insurers in an aggregate amount of $11.1 million of which approximately $2.5 million was for casualty insurance proceeds relating to the New York Marriott Financial Center. If the amount of such insurance proceeds are substantially less than our actual losses or if the payments are substantially delayed, it could have a material adverse effect on our business.

Recent or future terrorist attacks could adversely affect us.    On September 11, 2001, several aircraft that were hijacked by terrorists destroyed the World Trade Center Towers in New York City and damaged the Pentagon in northern Virginia. As a result of the attacks and the collapse of the World Trade Center Towers, our New York World Trade Center Marriott hotel was destroyed and we sustained considerable damage to our New York Marriott Financial Center hotel. Subsequent to the attacks, the Federal Aviation Administration closed United States airspace to commercial traffic for several days. The aftermath of these events, together with an economic recession, has adversely affected the travel and hospitality industries, including the full-service hotel industry. The impact which these terrorist attacks, or future events such as military or police activities in the United States or foreign countries, future terrorist activities or threats of such activities, biological or chemical weapons attacks, political unrest and instability, interruptions in transportation infrastructure, riots and protests, could have on our business in particular and the United States economy, the global economy, and global financial markets in general cannot presently be determined. It is possible that these factors could have a material adverse effect on our business, our ability to finance our business, our ability to insure our properties (see “We may not be able to obtain new insurance for our hotels or to obtain insurance at acceptable premium levels” below), and on our financial condition and results of operations as a whole.

We may not be able to obtain new insurance for our hotels or to obtain insurance at acceptable premium levels.    Due to changes in the insurance market arising prior to September 11, 2001 and the effects of the terrorist attacks on September 11, 2001, it is becoming more difficult and more expensive to obtain insurance. Our current insurance policies on our hotels generally reach the end of their terms on April 1, 2002. We may encounter difficulty in obtaining or renewing property or casualty insurance on our properties. In addition, such insurance may be more limited and for some catastrophic risks (e.g., earthquake, flood and terrorism) may not be generally available at all or at current levels. Even if we are able to renew our policies or to obtain new policies at levels and with limitations consistent with our current policies, we cannot be sure that we will be able to obtain such insurance at premium rates that are commercially reasonable. Our inability to obtain insurance on our properties could cause us to be in default under covenants on our debt instruments or other contractual commitments we have which require us to maintain adequate insurance on our properties to protect against the risk of loss. If this were to occur, or if we were unable to obtain insurance and our properties experienced damages which would otherwise have been covered by insurance, it could materially adversely affect our business and the conditions of our properties.

Federal Income Tax Risks

To qualify as a REIT, we are required to distribute at least 90% of our taxable income, irrespective of our available cash or outstanding obligations.    To continue to qualify as a REIT, we currently are required to distribute to our shareholders with respect to each year at least 90% of our taxable income, excluding net capital gain (with respect to our taxable years that ended prior to January 1, 2001, we were required to distribute 95% of the amount to so qualify). In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions made by us with respect to the calendar year are less than the sum of 85% of our ordinary income and 95% of our capital gain net income for that year and any undistributed taxable income from prior periods. We intend to make distributions to our shareholders to comply with the distribution requirement and to avoid the nondeductible excise tax and will rely for this purpose on distributions from the Operating Partnership. However, there are differences in timing between our recognition of taxable income and our receipt of cash available for distribution due to, among other things, the seasonality of the lodging industry and the fact that some taxable income will be “phantom” income, which is taxable income that is not matched by cash flow or EBITDA to us. Due to some transactions entered into in years prior to the REIT conversion, we expect to recognize substantial amounts of “phantom” income. There is a distinct possibility that these timing differences could require us to borrow funds or to issue additional equity to enable us to meet the distribution requirement and, therefore, to maintain our REIT status, and to avoid the nondeductible excise tax. In addition, because the REIT distribution requirements prevent us from retaining earnings, we will generally be required to refinance debt that matures with additional debt or equity. We cannot assure you that any of these sources of funds, if available at all, would be sufficient to meet our distribution and tax obligations.

Adverse tax consequences would apply if we failed to qualify as a REIT.    We believe that we have been organized and have operated in such a manner so as to qualify as a REIT under the Internal Revenue Code, commencing with our taxable year beginning January 1, 1999, and we currently intend to continue to operate as a REIT during future years. No assurance can be provided, however, that we qualify as a REIT or that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of our REIT qualification. If we fail to qualify as a REIT, we will be subject to federal and state income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. In addition, unless entitled to statutory relief, we would not qualify as a REIT for the four taxable years following the year during which REIT qualification is lost. The additional tax burden on us would significantly reduce the cash available for distribution by us to our shareholders, and we would no longer be required to make any distributions to shareholders. Our failure to qualify as a REIT could reduce materially the value of our common stock and would cause any distributions to shareholders that otherwise would have been subject to tax as capital gain dividends to be taxable as ordinary income to the extent of our current and accumulated earnings and profits, or “E&P.” However, subject to limitations under the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction with respect to our distributions. Our failure to qualify as a REIT also would cause an event of default under our credit facility that could lead to an acceleration of the amounts due under the credit facility, which, in turn, would constitute an event of default under our outstanding debt securities.

We will be disqualified as a REIT at least for taxable year 1999 if we failed to distribute all of our E&P attributable to our non-REIT taxable years.    In order to qualify as a REIT, we cannot have at the end of any taxable year any undistributed E&P that is attributable to one of our non-REIT taxable years. A REIT has until the close of its first taxable year as a REIT in which it has non-REIT E&P to distribute its accumulated E&P. We were required to have distributed this E&P prior to the end of 1999, the first taxable year for which our REIT election was effective. If we failed to do this, we will be disqualified as a REIT at least for taxable year 1999. We believe that distributions of non-REIT E&P that we made were sufficient to distribute all of the non-REIT E&P as of December 31, 1999, but we cannot guarantee that we met this requirement.

If our leases are not respected as true leases for federal income tax purposes, we would fail to qualify as a REIT.    To qualify as a REIT, we must satisfy two gross income tests, under which specified percentages of our gross income must be passive income, like rent. For the rent paid pursuant to the leases, which constitutes substantially all of our gross income, to qualify for purposes of the gross income tests, the leases must be respected as true leases for federal income tax purposes and not be treated as service contracts, joint ventures or some other type of arrangement. In addition, the lessees must not be regarded as “related party tenants,” as defined in the Internal Revenue Code. We believe that the leases will be respected as true leases for federal income tax purposes. There can be no assurance, however, that the IRS will agree with this view. We also believe that Crestline was not a “related party tenant” and, as a result of the changes in tax laws effective January 1, 2001, HMT Lessee will not be treated as a “related party tenant” so long as it qualifies as a “taxable REIT subsidiary.” If the leases were not respected as true leases for federal income tax purposes or if the lessees were regarded as “related party tenants,” we would not be able to satisfy either of the two gross income tests applicable to REITs and we would lose our REIT status. See “Risk Factors—Federal Income Tax Risks—Adverse tax consequences would apply if we failed to qualify as a REIT” above.

If HMT Lessee LLC fails to qualify as a taxable REIT subsidiary, we would fail to qualify as a REIT.    For our taxable years beginning on and after January 1, 2001, as a result of REIT tax law changes under the specific provisions of the Ticket to Work and Work Incentives Improvement Act of 1999 relating to REITs (we refer to those provisions as the “REIT Modernization Act”), we are permitted to lease our hotels to a subsidiary of the Operating Partnership that is taxable as a corporation and that elects to be treated as a “taxable REIT subsidiary.” Accordingly, effective January 1, 2001, HMT Lessee directly or indirectly acquired all but one of the full-service hotel leasehold interests formerly held by Crestline. So long as HMT Lessee and other affiliated lessees qualify as taxable REIT subsidiaries of ours, they will not be treated as “related party tenants.” As of December 1, 2001, we had acquired the four remaining leasehold interests from third parties. We believe that HMT Lessee qualifies to be treated as a taxable REIT subsidiary for federal income tax purposes. We cannot assure you, however, that the IRS will not challenge its status as a taxable REIT subsidiary for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in disqualifying HMT Lessee from treatment as a taxable REIT subsidiary, we would fail to meet the asset tests applicable to REITs and substantially all of our income would fail to qualify for the gross income tests and, accordingly, we would cease to qualify as a REIT. See “Risk Factors—Federal Income Tax Risks—Adverse tax consequences would apply if we failed to qualify as a REIT” above.

Despite our REIT status, we remain subject to various taxes, including substantial deferred and contingent tax liabilities.    Notwithstanding our status as a REIT, we are subject, through our ownership interest in the Operating Partnership, to certain federal, state, local and foreign taxes on our income and property. In addition, we will be required to pay federal tax at the highest regular corporate rate upon our share of any “built-

in gain” recognized as a result of any sale before January 1, 2009, by the Operating Partnership of assets, including the hotels, in which interests were acquired by the Operating Partnership from our predecessor and its subsidiaries as part of the REIT conversion. Built-in gain is the amount by which an asset’s fair market value exceeded our adjusted basis in the asset on January 1, 1999, the first day of our first taxable year as a REIT. The total amount of gain on which we would be subject to corporate income tax if the assets that we held at the time of the REIT conversion were sold in a taxable transaction prior to January 1, 2009 would be material to us. In addition, at the time of the REIT conversion, we expected that we or Rockledge Hotel Properties, Inc. or Fernwood Hotel Assets, Inc. (each of which is a taxable corporation in which the Operating Partnership owned a 95% nonvoting interest until April, 2001 when the Operating Partnership purchased the remaining 5% voting interest) likely would recognize substantial built-in gain and deferred tax liabilities in the next ten years without any corresponding receipt of cash by us or the Operating Partnership. We may have to pay certain state income taxes because not all states treat REITs the same as they are treated for federal income tax purposes. We may also have to pay certain foreign taxes to the extent we own assets or conduct operations in foreign jurisdictions. The Operating Partnership is obligated under its partnership agreement to pay all such taxes (and any related interest and penalties) incurred by us, as well as any liabilities that the IRS may assert against us for corporate income taxes for taxable years prior to the time we qualified as a REIT. Our taxable REIT subsidiaries, including Rockledge, Fernwood and HMT Lessee, are taxable as corporations and will pay federal, state and local income tax on their net income at the applicable corporate rates, and foreign taxes to the extent they own assets or conduct operations in foreign jurisdictions.

If the IRS were to challenge successfully the Operating Partnership’s status as a partnership for federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.     We believe that the Operating Partnership qualifies to be treated as a partnership for federal income tax purposes. As a partnership, it is not subject to federal income tax on its income. Instead, each of its partners, including us, is required to pay tax on its allocable share of the Operating Partnership’s income. No assurance can be provided, however, that the IRS will not challenge its status as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating the Operating Partnership as a corporation for tax purposes, we would fail to meet the income tests and certain of the asset tests applicable to REITs and, accordingly, cease to qualify as a REIT. If the Operating Partnership fails to qualify as a partnership for federal income tax purposes or we fail to qualify as a REIT, either failure would cause an event of default under our credit facility that, in turn, could constitute an event of default under our outstanding debt securities. Also, the failure of the Operating Partnership to qualify as a partnership would cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us. Finally, the classification of the Operating Partnership as a corporation would cause us to recognize gain at least equal to our “negative capital account,” if any.

As a REIT, we are subject to limitations on our ownership of debt and equity securities.    Subject to the exceptions discussed in this paragraph, a REIT is prohibited from owning securities in any one issuer if the value of those securities exceeds 5% of the value of the REIT’s total assets or the securities owned by the REIT represent more than 10% of the issuer’s outstanding voting securities or more than 10% of the value of the issuer’s outstanding securities. A REIT is permitted to own securities of a subsidiary in an amount that exceeds the 5% value test and the 10% vote or value test if the subsidiary elects to be a “taxable REIT subsidiary,” which is taxable as a corporation. However, a REIT may not own securities of taxable REIT subsidiaries that represent in the aggregate more than 20% of the value of the REIT’s total assets. Effective January 1, 2001, each of Fernwood, Rockledge and HMT Lessee has elected to be treated as a taxable REIT subsidiary.

Our taxable REIT subsidiaries are subject to special rules that may result in increased taxes.    Several Internal Revenue Code provisions ensure that a taxable REIT subsidiary is subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to an affiliated REIT. In addition, the REIT has to pay a 100% penalty tax on some payments that it receives if the economic arrangements between the REIT and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties.

We may be required to pay a penalty tax upon the sale of a hotel.    The federal income tax provisions applicable to REITs provide that any gain realized by a REIT on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business is treated as income from a “prohibited transaction” that is subject to a 100% penalty tax. Under existing law, whether property, including hotels, is held as inventory or primarily for sale to customers in the ordinary course of business is a question of fact that depends upon all of the facts and circumstances with respect to the particular transaction. The Operating Partnership intends that it and its subsidiaries will hold the hotels for investment with a view to long-term appreciation, to engage in the business of acquiring and owning hotels and to make occasional sales of hotels as are consistent with the Operating Partnership’s investment objectives. We cannot assure you, however, that the IRS might not contend that one or more of these sales is subject to the 100% penalty tax.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process under the Securities Act of 1933. Under the shelf process, we may, from time to time, sell any combination of the offered securities described in this prospectus in one or more offerings up to a total dollar amount of $550,000,000.

This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. We have omitted parts of the registration statement in accordance with the rules and regulations of the Commission. For further information, we refer you to the registration statement on Form S-3, including its exhibits. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If the Commission rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

This prospectus provides you with a general description of the offered securities. Each time we sell offered securities, we will provide a prospectus supplement that will contain specific information about the method and terms of that offering. The prospectus supplement may add, update or change any information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy materials that we have filed with the Commission, including the registration statement, at the following Commission public reference rooms:

450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549	500 West Madison Street Suite 1400 Chicago, Illinois 60661

Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

Our Commission filings can also be read at the following address:

New York Stock Exchange,

20 Broad Street,

New York, New York 10005

Our Commission filings are also available to the public on the Commission’s Web Site at http://www.sec.gov.

The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or

15(d) of the Securities Exchange Act of 1934 until we have sold all of the offered securities to which this prospectus relates or the offering is otherwise terminated.

1.  Annual Report on Form 10-K/A for the fiscal year ended December 31, 2000 (filed with Commission on December 3, 2001).

2.  Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (filed with the Commission on April 2, 2001).

3.  Quarterly Report on Form 10-Q for the quarter ended September 7, 2001 (filed with the Commission on October 22, 2001).

4.  Quarterly Report on Form 10-Q for the quarter ended June 15, 2001 (filed with the Commission on July 30, 2001).

5.  Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (filed with the Commission on May 7, 2001).

6.  Current Report on Form 8-K (filed with the Commission on December 21, 2001).

7.  Current Report on Form 8-K (filed with the Commission on December 5, 2001).

8.  Current Report on Form 8-K (filed with the Commission on June 4, 2001).

9.  Current Report on Form 8-K (filed with the Commission on May 25, 2001).

10.  Current Report on Form 8-K (filed with the Commission on May 8, 2001).

11.  Current Report on Form 8-K (filed with the Commission on May 3, 2001).

12.  Current Report on Form 8-K/A (filed with the Commission on May 2, 2001).

13.  Current Report on Form 8-K (filed with the Commission on April 13, 2001).

14.    Current Report on Form 8-K (filed with the Commission on March 23, 2001).

15.  Current Report on Form 8-K (filed with the Commission on February 7, 2001).

16.  Description of our common stock included in a Registration Statement on Form 8-A (filed with the Commission on November 18, 1998) (as amended on December 28, 1998).

17.  Description of our Rights included in a Registration Statement on Form 8-A (filed with the Commission on December 11, 1998) (as amended on December 24, 1998).

Additional federal income tax consequences that are reasonably anticipated to be material to prospective holders in connection with the purchase, ownership and disposition of our securities are described in our Current Report on Form 8-K, filed with the SEC on May 25, 2001 (together with any amendments to such filing), which filing is incorporated by reference herein, as indicated above.

You may request a copy of these filings, at no cost, by writing us at the following address or telephoning us at (301) 380-2070 between the hours of 9:00 a.m. and 4:00 p.m., Eastern Time.

Corporate Secretary, Host Marriott Corporation, 10400 Fernwood Road, Bethesda, Maryland 20817.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference into this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. As well, any accompanying prospectus supplement may include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events.

We identify forward-looking statements in this prospectus, any accompanying prospectus supplement and other materials filed or to be filed by us with the Commission and incorporated by reference in this prospectus by using words or phrases such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may be,” “objective,” “plan,” “predict,” “project” and “will be” and similar words or phrases, or the negative thereof.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements include, among others, the following:

•	national and local economic and business conditions that will affect, among other things, demand for products and services at our hotels and other properties, the level of room rates and occupancy that can be achieved by such properties and the availability and terms of financing

•	our ability to maintain the properties in a first-class manner, including meeting capital expenditure requirements

•	our ability to compete effectively in areas such as access, location, quality of accommodations and room rate structures

•	our degree of leverage, which may affect our ability to obtain financing in the future or maintain compliance with current debt covenants

•	our ability to acquire or develop additional properties and the risk that potential acquisitions or developments may not perform in accordance with expectations

•	changes in travel patterns, taxes and government regulations which influence or determine wages, prices, construction procedures and costs

•	government approvals, actions and initiatives, including the need for compliance with environmental and safety requirements, and changes in laws and regulations or the interpretation thereof

•	our ability to satisfy complex rules in order for us to qualify as a REIT for federal income tax purposes, the Operating Partnership’s ability to satisfy the rules in order for it to qualify as a partnership for federal income tax purposes, and the ability of certain of our subsidiaries to qualify as taxable REIT subsidiaries for federal income tax purposes, and our ability and the ability of our subsidiaries to operate effectively within the limitations imposed by these rules, and

•	other factors discussed under the heading “Risk Factors” in this prospectus, any accompanying prospectus supplement and in our other filings with the Commission.

Although we believe the expectations reflected in our forward-looking statements are based upon reasonable assumptions, we can give you no assurance that we will attain these expectations or that any deviations will not be material. We disclaim any obligation or undertaking to disseminate to you any updates or revisions to any forward-looking statement contained in this prospectus, any accompanying prospectus supplement or any information incorporated by reference into them to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

THE COMPANY

We are a self-managed and self-administered REIT owning full-service hotel properties. Through our subsidiaries, we currently own or hold controlling interests in 122 hotels, containing approximately 58,000 rooms located throughout the United States, in Toronto and Calgary, Canada and in Mexico City, Mexico. Our hotels are generally operated under the Marriott, Ritz-Carlton, Four Seasons, Hyatt, Hilton and Swissôtel brand names. These brands are among the most respected and widely recognized names in the lodging industry.

We were formed as a Maryland corporation in 1998. As part of our efforts to reorganize our business operations to qualify as a REIT for federal income tax purposes, on December 29, 1998 we succeeded by merger to the hotel ownership business formerly conducted by Host Marriott Corporation, a Delaware corporation. We conduct our business as an umbrella partnership REIT, or UPREIT, through the Operating Partnership, which is a Delaware limited partnership of which we are the sole general partner and in which we currently hold approximately 92% of the partnership interests. The Operating Partnership leases substantially all of our full-service hotels to a wholly owned subsidiary of it that is taxed as a corporation.

Our principal executive offices are located at 10400 Fernwood Road, Bethesda, Maryland 20817-1109, and our telephone number is (301) 380-9000.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we anticipate that any net proceeds from the sale of offered securities will be used for general operational purposes, which may include, but are not limited to, working capital, capital expenditures, acquisitions and the repayment or repurchase of our indebtedness and our capital stock. The factors which we will consider in any repayment or repurchase of indebtedness will include the amount and characteristics of any offered securities issued and may include, among others, the impact of such refinancing on our liquidity or on our debt-to-equity ratio and earnings per share. When a particular series of securities is offered, the related prospectus supplement will set forth the intended use for the net proceeds received from the sale of such offered securities. Pending the application of the net proceeds, we expect to invest such proceeds in short-term, interest-bearing instruments or other investment-grade debt securities.

ERISA MATTERS

We and our subsidiaries may each be considered a “party in interest,” within the meaning of the Employee Retirement Income Security Act, or a “disqualified person,” within the meaning of Section 4975 of the Internal Revenue Code, with respect to many employee benefit plans that are subject to ERISA. The purchase of offered securities by an ERISA plan, including an individual retirement plan, that is subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Internal Revenue Code and with respect to which we or any of our affiliates is a service provider, or otherwise is a party in interest or a disqualified person, may constitute or result in a prohibited transaction under ERISA or the Internal Revenue Code, unless such offered securities are acquired pursuant to and in accordance with an applicable federal statutory exemption or administrative exemption issued on a class-wide basis by the United States Department of Labor. Any pension or other employee benefit plan proposing to acquire any offered securities should consult with its counsel.

RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends on a historical basis for the periods indicated (in millions, except ratios).

	Thirty-six Weeks Ended		Fiscal Year
	September 7, 2001	September 8, 2000	2000	1999	1998	1997	1996
Ratio of earnings to combined fixed charges and preferred stock dividends(1)	1.3x	—	1.2x	1.5x	1.5x	1.3x	1.0x
Deficiency of earnings to fixed charges and preferred stock dividends	—	$145	—	—	—	—	—

(1)	The ratio of earnings to fixed charges and preferred stock dividends is computed by dividing income from continuing operations before income taxes and fixed charges and preferred stock dividends by total fixed charges and preferred stock dividends. Fixed charges represent interest expense (including capitalized interest), the amortization of debt issuance costs, and the portion of rental expense that represents interest.

DESCRIPTION OF COMMON STOCK

The following description sets forth the general terms of the common stock which Host Marriott may issue. The description set forth below and in any prospectus supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles of Incorporation and Bylaws, each of which will be made available upon request.

General

The Articles of Incorporation provide that the total number of shares of stock of all classes which Host Marriott has authority to issue is 800,000,000 shares of stock, initially consisting of 750,000,000 shares of common stock and 50,000,000 shares of preferred stock. At December 1, 2001, 263,177,645 shares of common stock were issued and outstanding.

Subject to the preferential rights of any other classes or series of shares of capital stock and to the provisions of the Articles of Incorporation regarding restrictions on transfers of shares of capital stock, holders of our common stock are entitled to receive distributions if, as and when authorized and declared by the Board of Directors, out of assets legally available therefor and to share ratably in the assets of Host Marriott legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of Host Marriott. Host Marriott currently intends to pay regular quarterly distributions.

Subject to the provisions of the Articles of Incorporation regarding restrictions on the transfer of shares of capital stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of shares of Host Marriott’s capital stock, the holders of shares of common stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding common stock can elect all of the directors then standing for election.

Holders of shares of common stock have no preferences, conversion, sinking fund, redemption rights or preemptive rights to subscribe for any securities of Host Marriott. Subject to the provisions of the Articles of Incorporation regarding restrictions on transfer of capital stock, shares of common stock have equal distribution, liquidation and other rights.

Under the Maryland General Corporation Law, or MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate, effect a share exchange or transfer its assets unless approved by the Board of Directors and by stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a greater or lesser percentage, but not less than a majority, is set forth in the corporation’s charter. Under the Articles of Incorporation, any merger, consolidation, share exchange or transfer of assets must be approved by the Board of Directors and by stockholders. The Articles of Incorporation generally provide for stockholder approval of such transactions by a two-thirds vote of all the votes entitled to be cast, except that any merger of Host Marriott with or into a trust organized for the purpose of changing Host Marriott’s form of organization from a corporation to a trust will require the approval of stockholders of Host Marriott by the affirmative vote only of a majority of all the votes entitled to be cast on the matter. In addition, under the MGCL, certain mergers may be accomplished without a vote of stockholders. For example, no stockholder vote is required for a merger of a subsidiary of a Maryland corporation into its parent, provided the parent owns at least 90% of the subsidiary. In addition, a merger need not be approved by stockholders of a Maryland successor corporation if the merger does not reclassify or change the outstanding shares or otherwise amend the charter, and the number of shares to be issued or delivered in the merger is not more than 20% of the number of its shares of the same class or series outstanding immediately before the merger becomes effective. A share exchange need be approved by a Maryland corporation only by its Board of Directors. Any amendments to the provisions contained in the Articles of Incorporation relating to restrictions on transferability of stock, the classification of the Board of Directors and fixing the size of the Board of Directors within the range set forth in the Articles of Incorporation, as well as the provisions relating to removal of directors, the filling of vacancies and the exclusive authority of the Board of Directors to amend the Bylaws will require the approval of the Board of Directors and stockholders by the affirmative vote of the holders of not less than two-thirds of the votes entitled to be cast on the matter. Other amendments to the Articles of Incorporation may be effected by requisite action of the Board of Directors and approval by stockholders by the affirmative vote of not less than a majority of the votes entitled to be cast on the matter.

The Articles of Incorporation authorize the Board of Directors to reclassify any unissued shares of common stock into other classes or series of capital stock, including preferred stock, and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock will be First Chicago Trust Company of New York.

Stockholder Rights Plan/Preferred Stock Purchase Rights

The Board of Directors has adopted a stockholder rights plan pursuant to a Rights Agreement dated as of November 23, 1998 between Host Marriott and The Bank of New York, as rights agent. Each share of common stock issued by Host Marriott between the date of adoption of the Rights Agreement and the Rights Distribution Date or the date, if any, on which the Rights are redeemed, would have one preferred stock purchase right (a “Right”) attached to it. The Rights will expire on November 22, 2008, unless earlier redeemed or exchanged. Each Right, when exercisable, would entitle the holder to purchase one unit of Host Marriott Series A Junior Participating Preferred Stock, equal to one one-thousandth of a share of such stock, at a purchase price equal to $55.00 per unit, subject to adjustment. Until a Right is exercised, the holder of the Right, as such, would have no rights as a stockholder of Host Marriott, including, without limitation, the right to vote or to receive dividends.

The Rights Agreement provides that the Rights initially attach to all certificates representing common stock then outstanding. The Rights would separate from the common stock and a distribution of Rights certificates would occur (a “Rights Distribution Date”) upon the earlier to occur of:

•	ten days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding common stock (the “Stock Acquisition Date”) or

•	ten business days, or some later date as the Board of Directors may determine, following the commencement of a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person of 20% or more of the outstanding common stock.

For the purposes of determining the 20% threshold amount, the following shares of common stock are not included:

•	shares received pursuant to the Agreement and Plan of Merger, dated November 23, 1998, pursuant to which Host Marriott Corporation, a Delaware corporation, was merged into Host Marriott, in exchange for shares of common stock of Host Marriott Corporation which the holder beneficially owned on February 3, 1989 and owned continuously thereafter

•	shares acquired by a person pursuant to a gift, bequest, inheritance or distribution from a trust or from a corporation controlled by that person where the shares of common stock were exempt shares under the Rights Agreement immediately prior to their acquisition and where the shares of common stock were beneficially owned by that person continuously after their acquisition

•	shares acquired as a result of a stock dividend, stock distribution or other recapitalization relating to exempt shares under the Rights Agreement and

•	shares that can be acquired by Marriott International pursuant to the Marriott International purchase right.

Until the Rights Distribution Date, the Rights will be evidenced by the common stock certificates, and will be transferred with, and only with, the common stock certificates. The Rights are not exercisable until the Rights Distribution Date.

If a person becomes the beneficial owner of 20% or more of the then outstanding common stock, except in connection with an offer for all outstanding common stock which the directors by a two-thirds vote determine to be fair to and otherwise in the best interests of Host Marriott and its stockholders, each holder of a Right would, after the end of a redemption period, have the right to exercise the Right by purchasing, for an amount equal to the purchase price, shares of common stock having a value equal to two times the purchase price, subject to the ownership limit. All Rights acquired by the Acquiring Person will be null and void.

Each holder of a Right would have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the purchase price of the Right if, at any time following the Stock Acquisition Date,

•	Host Marriott is acquired in a merger or other business combination transaction in which it is not the surviving corporation, other than a merger which follows an offer described in the preceding paragraph or

•	50% or more of Host Marriott’s assets or earning power is sold or transferred.

At any time after a person becomes an Acquiring Person, the Board of Directors may exchange the Rights at an exchange ratio of one share of Host Marriott common stock per Right.

In general, the Board of Directors may redeem the Rights at a price of $.005 per Right at any time until ten days after an Acquiring Person has been identified as an Acquiring Person. If the decision to redeem the Rights occurs after a person becomes an Acquiring Person, the decision will require a two-thirds vote of directors.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire Host Marriott. The Rights, however, would not interfere with any merger or other business combination approved by the Board of Directors since the Board may, at its option, at any time prior to any person becoming an Acquiring Person, redeem all rights or amend the Rights Agreement to exempt the person from the Rights Agreement.

Maryland Unsolicited Takeovers Act

The Maryland Unsolicited Takeovers Act applies to any Maryland corporation that is a public reporting company with at least three independent directors. Pursuant to the Maryland Unsolicited Takeovers Act, the board of directors of such a Maryland corporation, without obtaining shareholder approval and notwithstanding a contrary provision in its charter or bylaws, may elect to provide that: (1) the number of directors may be fixed only by a vote of the board of directors; (2) each vacancy on the board of directors (including a vacancy resulting from the removal of a director by the shareholders) may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum; and/or (3) any director elected to fill a vacancy shall hold office for the full remainder of the term, rather than until the next election of directors. The Maryland Unsolicited Takeovers Act does not limit the power of a corporation to confer on the holders of any class or series of preferred stock the right to elect one or more directors.

Host Marriott has more than three independent directors and therefore our board of directors could elect to provide for any of the foregoing provisions. As of the date of this prospectus, our board of directors has not made such an election.

DESCRIPTION OF PREFERRED STOCK

The following description sets forth the general terms of the preferred stock which Host Marriott may issue. The description set forth below and in any prospectus supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles of Incorporation, the applicable Articles Supplementary to the Articles of Incorporation determining the terms of the related series of preferred stock and the Bylaws, each of which will be made available upon request.

General

The Articles of Incorporation originally authorized the Board of Directors to issue 50,000,000 shares of preferred stock. Host Marriott has made the following issuances of preferred stock:

•	on August 3, 1999, Host Marriott issued 4,160,000 shares of 10% Class A Cumulative Redeemable Preferred Stock (which are referred to as the “Class A Preferred Stock”)

•	on November 29, 1999, Host Marriott issued 4,000,000 shares of 10% Class B Cumulative Redeemable Preferred Stock (which are referred to as the “Class B Preferred Stock”) and

•	on March 27, 2001, Host Marriott issued 5,980,000 shares of 10% Class C Cumulative Redeemable Preferred Stock (which are referred to as the “Class C Preferred Stock”).

Accordingly, 35,860,000 of the original 50,000,000 authorized shares of preferred stock remain authorized but unissued. The Board of Directors has the power to classify or reclassify any unissued preferred shares into one or more classes or series of capital stock, including common stock. The Class A Preferred Stock, the Class B Preferred Stock and the Class C Preferred Stock are referred to collectively as the “Existing Preferred Stock.”

Prior to issuance of shares of any class or series of stock other than common stock, the Board of Directors is required, under the MGCL, to set, subject to the provisions of the Articles of Incorporation regarding the restriction on transfer of capital stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for the class or series. Thus, the Board of Directors could authorize the issuance of preferred stock or other capital stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control of Host Marriott that might involve a premium price for holders of shares of common stock or otherwise be in their best interest.

Reference is made to the prospectus supplement relating to the class or series of preferred stock being offered for the specific terms thereof, including:

•	the title and stated value of such preferred stock

•	the number of shares of such preferred stock offered, the liquidation preference per share and the purchase price of such preferred stock

•	the dividend rate, period and/or payment date or method of calculation thereof applicable to such preferred stock

•	whether dividends shall be cumulative or non-cumulative and, if cumulative, the date from which dividends on such preferred stock shall accumulate

•	the procedures for any auction and remarketing, if any, for such preferred stock

•	the provisions for a sinking fund, if any, for such preferred stock

•	the provisions for redemption, if applicable, of such preferred stock

•	any listing of such preferred stock on any securities exchange or market

•	the terms and conditions, if applicable, upon which such preferred stock will be convertible into common stock of Host Marriott, including the conversion price or manner of calculation thereof and conversion period

•	the terms and conditions, if applicable, upon which preferred stock will be exchangeable into debt securities, including the exchange price or manner of calculation thereof and exchange period

•	voting rights, if any, of such preferred stock

•	whether interests in such preferred stock will be represented by depositary shares

•	a discussion of any material and/or special United States federal income tax considerations applicable to such preferred stock

•	the relative ranking and preferences of such preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Host Marriott

•	any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with such series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Host Marriott and

•	any other specific terms, preferences, rights, limitations or restrictions of such preferred stock.

Rank

Unless otherwise specified in the applicable prospectus supplement, the preferred stock will, in terms of distribution rights and rights upon liquidation, dissolution or winding up of Host Marriott, rank:

•	senior to all classes or series of common stock of Host Marriott and to all equity securities the terms of which specifically provide that such equity securities rank junior to the preferred stock

•	on a parity with all equity securities issued by Host Marriott other than senior and junior preferred stock and

•	junior to all equity securities issued by Host Marriott the terms of which specifically provide that such equity securities rank senior to the preferred stock.

The term “equity securities” does not include convertible debt securities.

Each class of the Existing Preferred Stock ranks, in terms of the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of Host Marriott:

•	senior to our common stock and

•	on a parity with each other class of Existing Preferred Stock.

Distributions

Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of assets of Host Marriott legally available for payment to stockholders, cash distributions, or distributions in kind or in other property if expressly permitted and described in the applicable prospectus supplement, at the rates and on the dates as will be set forth in the applicable prospectus supplement. Each distribution shall be payable to holders of record as they appear on the stock transfer books of Host Marriott on the record dates fixed by the Board of Directors.

Distributions on any series of preferred stock, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If the Board of Directors fails to declare a distribution payable on a distribution payment date on any series of the preferred stock for which distributions are non-cumulative, then the holders of that series of preferred stock will have no right to receive a distribution for the distribution period ending on the distribution payment date, and Host Marriott will have no obligation to pay the distribution accumulated for that period, whether or not distributions on that series are declared payable on any future distribution payment date.

Unless otherwise specified in the applicable prospectus supplement, if any shares of preferred stock of any series are outstanding, no full distributions shall be declared or paid or set apart for payment on any shares of capital stock of Host Marriott of any other series ranking, as to distributions, on a parity with or junior to the shares of preferred stock of that series for any period unless full distributions, including any cumulative amount if applicable, have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment of the distributions set apart for the payment on the preferred stock of that series. When distributions are not paid in full, or a sum sufficient for full payment is not so set apart, upon preferred stock of any series and the shares of any other series of preferred stock ranking on a parity as to distributions with the shares of preferred stock of that series, all distributions declared upon preferred stock of that series and any other series of preferred stock ranking on a parity as to distributions with the shares of preferred stock shall be declared pro rata so that the amount of distributions declared per share of preferred stock of that series and the other series of preferred stock shall in all cases bear to each other the same ratio that accumulated distributions per share on the preferred stock of that series and the other series of preferred stock, which shall not include any accumulation of unpaid distributions for prior distribution periods if the shares of preferred stock do not have a cumulative distribution, bear to each other. No interest, or sum of money in lieu of interest, shall be payable on any distribution payment or payments on shares of preferred stock of any series which may be in arrears.

Except as provided in the immediately preceding paragraph, unless full distributions, including any cumulative amount if applicable, on the shares of preferred stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment of the distribution set apart for payment for the then current distribution period, then:

•	no distributions, other than in common stock or other shares of capital stock ranking junior to the shares of preferred stock of that series as to distributions and upon liquidation, shall be declared or paid or set aside for payment or other distribution upon the common stock, or any other shares of capital stock of Host Marriott ranking junior to or on a parity with the shares of preferred stock of that series as to distributions or upon liquidation, and

•	no common stock, or any other shares of capital stock of Host Marriott ranking junior to or on a parity with the shares of preferred stock of that series as to distributions or upon liquidation shall be redeemed, purchased or otherwise acquired for any consideration or any money paid to or made available for a sinking fund for the redemption of any such shares, by Host Marriott, except by conversion into or exchange for other shares of capital stock of Host Marriott ranking junior to the shares of preferred stock of such series as to distributions and upon liquidation.

If, for any taxable year, Host Marriott elects to designate as “capital gain dividends” any portion (the “Capital Gains Amount”) of the dividends paid or made available for the year to holders of all classes of capital stock (the “Total Dividends”), then the portion of the Capital Gains Amount that will be allocable to the holders of preferred stock will be the Capital Gains Amount multiplied by a fraction, the numerator of which will be the total dividends paid or made available to the holders of the preferred stock for the year and the denominator of which shall be the Total Dividends.

The holders of each class of the Existing Preferred Stock are entitled to receive cumulative cash dividends on such class of Existing Preferred Stock at a rate of 10% per year of the $25.00 per share liquidation preference (equivalent to $2.50 per year per share). Dividends on each class of the Existing Preferred Stock are payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year and are cumulative from the date of original issuance.

Redemption

If so provided in the applicable prospectus supplement, the preferred stock will be subject to mandatory redemption or redemption at the option of Host Marriott, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in the prospectus supplement.

The prospectus supplement relating to a series of preferred stock that is subject to mandatory redemption will specify the number of shares of preferred stock that will be redeemed by Host Marriott on the dates or during the periods to be specified, at a redemption price per share to be specified in the prospectus supplement. Notwithstanding the foregoing, the holders of record of preferred stock at the close of business on a dividend record date will be entitled to receive the dividend payable on their preferred stock on the corresponding dividend payment date notwithstanding the redemption of their preferred stock after such record date and on or prior to such payment date, in which case the redemption price shall not include such dividend. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for preferred stock of any series is payable only from the net proceeds of the issuance of shares of capital stock of Host Marriott, the terms of that preferred stock may provide that, if no such shares of capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, that preferred stock shall automatically and mandatorily be converted into the applicable shares of capital stock of Host Marriott pursuant to conversion provisions specified in the applicable prospectus supplement.

Notwithstanding the foregoing, unless full distributions, including any cumulative amount if applicable, on the shares of preferred stock of that series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current distribution period, then:

•	no preferred stock of any series shall be redeemed unless all outstanding shares of preferred stock of that series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the redemption, purchase or acquisition of shares of preferred stock of that series to preserve the REIT status of Host Marriott or in connection with a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of that series, and

•	Host Marriott shall not purchase or otherwise acquire directly or indirectly any shares of preferred stock of that series, except by conversion into or exchange for shares of capital stock of Host Marriott ranking junior to the preferred stock of that series as to distributions and upon liquidation; provided, however, that the foregoing shall not prevent the redemption, purchase or acquisition of shares of preferred stock of that series to assist in maintaining the REIT status of Host Marriott or in connection with a purchase or exchange offer made on the same terms to holders of all outstanding shares of preferred stock of that series.

If fewer than all of the outstanding shares of preferred stock of any series are to be redeemed, the number of shares to be redeemed will be determined by Host Marriott and the shares may be redeemed pro rata from the holders of record of the shares in proportion to the number of shares held or for which redemption is requested by the holder or by lot in a manner determined by Host Marriott.

Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred stock of any series to be redeemed at the address shown on the stock transfer books of Host Marriott. Each notice shall state:

•	the redemption date

•	the number and series of shares of preferred stock to be redeemed

•	the place or places where certificates for the preferred stock are to be surrendered for payment of the redemption price

•	that distributions on the shares to be redeemed will cease to accrue on the redemption date and

•	the date upon which the holders’ conversion rights, if any, as to the shares shall terminate.

If fewer than all of the shares of preferred stock of any series are to be redeemed, the notice mailed to each holder thereof shall also specify the number of shares of preferred stock to be redeemed from each holder. If notice of redemption of any preferred stock has been given and if the funds necessary for the redemption have been set aside by Host Marriott in trust for the benefit of the holders of any preferred stock so called for redemption, then from and after the redemption date distributions will cease to accumulate on that preferred stock, and all rights of the holders of those shares will terminate, except the right to receive the redemption price.

Host Marriott may redeem each class of the Existing Preferred Stock as follows:

•	Host Marriott may not redeem the Class A Preferred Stock prior to August 3, 2004, except under the circumstances described below. On and after April 3, 2004, Host Marriott may, at its option, redeem the Class A Preferred Stock in whole or from time to time in part.

•	Host Marriott may not redeem the Class B Preferred Stock prior to April 29, 2005, except under the circumstances described below. On and after April 29, 2005, Host Marriott may, at its option, redeem the Class B Preferred Stock in whole or from time to time in part.

•	Host Marriott may not redeem the Class C Preferred Stock prior to March 27, 2006, except under the circumstances described below. On and after March 27, 2006, Host Marriott may, at its option, redeem the Class C Preferred Stock in whole or from time to time in part.

Notwithstanding the foregoing, Host Marriott may redeem any class of the Existing Preferred Stock at any time under limited circumstances intended to preserve its status as a REIT for federal income tax purposes and the Operating Partnership’s status as a partnership for federal income tax purposes.

The price for redemption of any class of the Existing Preferred Stock by Host Marriott is $25.00 per share, plus accrued and unpaid dividends to, but not including, the date of redemption.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Host Marriott, then, before any distribution or payment shall be made to the holders of any common stock or any other class or series of shares of capital stock of Host Marriott ranking junior to the preferred stock in the distribution of assets upon any liquidation, dissolution or winding up of Host Marriott, the holders of each series of preferred stock shall be entitled to receive out of assets of Host Marriott legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference set forth in the applicable prospectus supplement, plus an amount equal to all accumulated and unpaid distributions. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of shares of preferred stock will have no right or claim to any of the remaining assets of Host Marriott. If, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of Host Marriott are insufficient to pay the amount of the liquidating distributions on all outstanding shares of preferred stock and the corresponding amounts payable on all shares of other classes or series of shares of capital stock of Host Marriott ranking on a parity with the preferred stock in the distribution of assets, then the holders of the preferred stock and all other such classes or series of shares of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

If liquidating distributions shall have been made in full to all holders of preferred stock, the remaining assets of Host Marriott shall be distributed among the holders of any other classes or series of shares of capital stock ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of Host Marriott with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of Host Marriott, shall not be deemed to constitute a liquidation, dissolution or winding up of Host Marriott.

If Host Marriott liquidates, dissolves or winds up, holders of each class of the Existing Preferred Stock will have the right to receive $25.00 per share, plus accrued and unpaid dividends to, but not including, the date of payment. Payment of this liquidation preference must be made before any payment is made to the holders of the common stock with respect to the distribution of assets upon Host Marriott’s liquidation, dissolution or winding up.

Voting Rights

Holders of preferred stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

Whenever distributions on any shares of preferred stock shall be in arrears for six or more quarterly periods, whether or not consecutive:

•	the holders of such preferred stock, voting together as a single class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional directors of Host Marriott at a special meeting called by the holders of record of at least 10% of any series of preferred stock so in arrears, unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, or at the next annual meeting of stockholders, and at each subsequent annual meeting and

•	such voting rights will continue until all distributions accumulated on a series of cumulative preferred stock for the past distribution periods and the then current distribution period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or four consecutive quarterly distributions on a non-cumulative preferred series shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment.

Unless provided otherwise for any series of preferred stock, so long as any shares of preferred stock remain outstanding, Host Marriott will not, without the affirmative vote or consent of the holders of at least two-thirds of each series of preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting:

•	authorize or create, or increase the authorized or issued amount of, any class or series of shares of capital stock ranking senior to such series of preferred stock with respect to the payment of distributions or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized shares of capital stock of Host Marriott into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares or

•

amend, alter or repeal the provisions of the Articles of Incorporation or the Supplementary for such series of preferred stock, whether by merger, consolidation or otherwise (an “Event”), so as to materially and adversely affect any right, preference, privilege or voting power of such series of preferred stock or the holders thereof; provided, however, with respect to the occurrence of any Event, so long as the shares of preferred stock remain outstanding or are converted into like securities of the surviving entity, in each case with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, Host Marriott may not be the surviving entity and that the surviving entity may be a non-corporate entity, such as a limited liability company, limited partnership or business trust in which case the preferred stock would be converted into an equity interest, other than stock, having substantially equivalent terms, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers of holders of preferred stock; and provided further that any increase in the amount of the authorized preferred stock or any increase in the amount of authorized shares of such series or any other series of preferred stock, in each case ranking on a parity with or junior to the preferred stock of such series with respect to payment of distributions and the distribution of assets upon liquidation, dissolution or winding up of Host Marriott, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of preferred stock of such series shall have been converted or redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

The voting rights of each class of the Existing Preferred Stock are in accordance with the general description of voting rights set forth above.

Conversion Rights

The terms and conditions, if any, upon which any series of preferred stock is convertible into common stock will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the number of shares of common stock into which the shares of preferred stock are convertible, the conversion price or the manner of calculating the conversion price, the conversion date or period, provisions as to whether conversion will be at the option of the holders of the preferred stock or Host Marriott, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of preferred stock.

No class of the Existing Preferred Stock is convertible into common stock.

Transfer Agent and Registrar

The transfer agent and registrar for the preferred stock will be set forth in the applicable prospectus supplement.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

For Host Marriott to qualify as a REIT under the Internal Revenue Code, no more than 50% in value of its outstanding shares of stock may be owned, actually or constructively, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities:

•	during the last half of a taxable year other than the first year for which an election to be treated as a REIT has been made or

•	during a proportionate part of a shorter taxable year.

In addition, if Host Marriott, or one or more owners of 10% or more of Host Marriott, actually or constructively owns 10% or more of a tenant of Host Marriott or a tenant of any partnership in which Host Marriott is a partner, the rent received by Host Marriott either directly or through any such partnership from such tenant generally will not be qualifying income for purposes of the REIT gross income tests of the Internal Revenue Code unless the tenant qualifies as a “taxable REIT subsidiary” and the leased property is a “qualified lodging facility” under the Internal Revenue Code. A REIT’s shares also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year other than the first year for which an election to be treated as a REIT has been made.

Primarily because the Board of Directors believes it is desirable for Host Marriott to qualify as a REIT, the Articles of Incorporation provide that, subject to certain exceptions, no person or persons acting as a group may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than:

•	9.8% of the lesser of the number or value of shares of common stock outstanding or

•	9.8% of the lesser of the number or value of the issued and outstanding preferred or other shares of any class or series of Host Marriott’s stock.

The foregoing are subject to:

•	an exception for a holder of shares of common stock in excess of the ownership limit solely by reason of the merger on December 29, 1998 between Host Marriott and Host Marriott Corporation, a Delaware corporation and the predecessor of Host Marriott, so long as such holder did not own, directly or by attribution under the Internal Revenue Code, more than 9.9% by value of the outstanding capital stock of Host Marriott as of December 30, 1998, and

•	a limitation on the application of the “group” limitation, but no other element of the ownership limit, to any “group” that otherwise exceeded the ownership limit at the effective time of such merger solely by reason of its status as a “group.”

The ownership limit prohibits Marriott International and its subsidiaries and affiliates, including members of the Marriott family, from collectively owning shares of capital stock in excess of the ownership limit, but the Board of Directors will grant an exception that will permit Marriott International to exercise its right to purchase up to 20% of each class of Host Marriott’s voting stock at the then fair market value in connection with specified change of control events of Host Marriott, subject to certain limitations intended to protect our REIT status.

The ownership attribution rules under the Internal Revenue Code are complex and may cause capital stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of the common stock or the acquisition or ownership of an interest in an entity that owns, actually or constructively, common stock, by an individual or entity could nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of the outstanding common stock and thus subject such common stock to the remedy provision under the ownership limit. The Board of Directors may grant an exemption from the ownership limit with respect to one or more persons who would not be treated as “individuals” for purposes of the Internal Revenue Code if it is satisfied, based upon an opinion of counsel and such other evidence as is satisfactory to the Board of Directors in its sole discretion, that:

•	such ownership will not cause a person who is an individual to be treated as owning capital stock in excess of the ownership limit, applying the applicable constructive ownership rules, and

•	will not otherwise jeopardize Host Marriott’s status as a REIT by, for example, causing any tenant of the Operating Partnership to be considered a “related party tenant” for purposes of the REIT qualification rules.

As a condition of such waiver, the Board of Directors may require undertakings or representations from the applicant with respect to preserving the REIT status of Host Marriott.

The Board of Directors will have the authority to increase the ownership limit from time to time, but will not have the authority to do so to the extent that after giving effect to such increase, five beneficial owners of capital stock could beneficially own in the aggregate more than 49.5% of the outstanding capital stock.

The Articles of Incorporation further prohibit:

•	any person from actually or constructively owning shares of beneficial interest of Host Marriott that would result in Host Marriott being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise cause Host Marriott to fail to qualify as a REIT and

•	any person from transferring shares of Host Marriott’s capital stock if such transfer would result in shares of Host Marriott’s capital stock being owned by fewer than 100 persons.

Any person who acquires or attempts or intends to acquire actual or constructive ownership of shares of Host Marriott’s capital stock that will or may violate any of the foregoing restrictions on transferability and ownership is required to give notice immediately to Host Marriott and provide Host Marriott with such other information as Host Marriott may request in order to determine the effect of such transfer on Host Marriott’s status as a REIT.

If any purported transfer of shares of Host Marriott’s capital stock or any other event would otherwise result in any person violating the ownership limit or the other restrictions in the Articles of Incorporation, then any such purported transfer will be void and of no force or effect with respect to the purported transferee (the “Prohibited Transferee”) as to that number of shares that exceeds the ownership limit (referred to as “excess shares”) and

•	the Prohibited Transferee shall acquire no right or interest in such excess shares and

•	in the case of any event other than a purported transfer, the person or entity holding record title to any such shares in excess of the ownership limit (the “Prohibited Owner”) shall cease to own any right or interest in such excess shares.

Any excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by Host Marriott (the “Beneficiary”). The automatic transfer shall be deemed to be effective as of the close of business on the business day prior to the date of the violating transfer. Within 20 days of receiving notice from Host Marriott of the transfer of shares to the trust, the trustee of the trust, who shall be designated by Host Marriott and be unaffiliated with Host Marriott and any Prohibited Transferee or Prohibited Owner, will be required to sell the excess shares to a person or entity who could own the shares without violating the ownership limit, and distribute to the Prohibited Transferee an amount equal to the lesser of the price paid by the Prohibited Transferee for the excess shares or the sales proceeds received by the trust for the excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration, such as a gift, the trustee will be required to sell the excess shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of the excess shares as of the date of the event or the sales proceeds received by the trust for the excess shares. In either case, any proceeds in excess of the amount distributable to the Prohibited Transferee or Prohibited Owner, as applicable, will be distributed to the Beneficiary. Prior to a sale of any excess shares by the trust, the trustee will be entitled to receive, in trust for the Beneficiary, all dividends and other distributions paid by Host Marriott with respect to those excess shares, and also will be entitled to exercise all voting rights with respect to those excess shares. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority to rescind as void any vote cast by a Prohibited Transferee prior to the discovery by Host Marriott that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the Beneficiary.

However, if Host Marriott has already taken irreversible corporate action, then the trustee shall not have the authority to rescind and recast its vote. Any dividend or other distribution paid to the Prohibited Transferee or Prohibited Owner, prior to the discovery by Host Marriott that the shares had been automatically transferred to a trust as described above, will be required to be repaid to the trustee upon demand for distribution to the Beneficiary. If the transfer to the trust as described above is not automatically effective to prevent violation of the ownership limit, then the Articles of Incorporation provides that the transfer of the excess shares will be void.

In addition, shares of Host Marriott’s stock held in the trust shall be deemed to have been offered for sale to Host Marriott, or its designee, at a price per share equal to the lesser of the price per share in the transaction that resulted in the transfer to the trust or, in the case of a devise or gift, the market value at the time of the devise or gift and the market value of the shares on the date Host Marriott, or its designee, accepts the offer. Host Marriott will have the right to accept the offer until the trustee has sold the shares held in the trust. Upon such a sale to Host Marriott, the interest of the Beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the Prohibited Owner.

The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of Host Marriott to attempt to qualify, or to continue to qualify, as a REIT.

All certificates representing shares of Host Marriott’s capital stock will bear a legend referring to the restrictions described above.

All persons who own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than 5%, or some other percentage between  1/2 of 1% and 5% as provided in the rules and regulations under the Internal Revenue Code, of the lesser of the number or value of the outstanding shares of Host Marriott’s capital stock must give a written notice to Host Marriott within 30 days after the end of each taxable year. In addition, each stockholder will, upon demand, be required to disclose to Host Marriott in writing such information with respect to the direct, indirect and constructive ownership of shares of Host Marriott’s capital stock as the Board of Directors deems reasonably necessary to comply with the provisions of the Internal Revenue Code applicable to a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

These ownership limitations could have the effect of delaying, deferring or preventing a takeover or other transaction in which holders of some, or a majority, of the common stock might receive a premium for their common stock over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

DESCRIPTION OF DEPOSITARY SHARES

General

Host Marriott may issue depositary receipts for depositary shares, each of which will represent a fractional interest of a share of a particular series of preferred stock, as specified in the applicable prospectus supplement. Shares of preferred stock of each series represented by depositary shares will be deposited under a separate deposit agreement among Host Marriott and the depositary named therein. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fractional interest of a share of a particular series of preferred stock represented by the depositary shares evidenced by the depositary receipt, to all the rights and preferences of the preferred stock represented by the depositary shares, including dividend, voting, conversion, redemption and liquidation rights.

The depositary shares will be evidenced by depositary receipts issued pursuant to the applicable deposit agreement. Immediately following the issuance and delivery of the preferred stock by Host Marriott to the depositary, Host Marriott will cause the depositary to issue, on behalf of Host Marriott, the depositary receipts. Copies of the applicable form of deposit agreement and depositary receipt may be obtained from Host Marriott upon request, and the statements made hereunder relating to the deposit agreement and the depositary receipts to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable deposit agreement and related depositary receipts.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of such depositary shares owned by those holders, subject to the obligations of the holders to file various proofs, certificates and other information and to pay various charges and expenses to the depositary.

In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts entitled thereto, subject to the obligations of holders to file various proofs, certificates and other information and to pay various charges and expenses to the depositary, unless the depositary determines that it is not feasible to make such distribution, in which case the depositary may, with the approval of Host Marriott, sell such property and distribute the net proceeds from such sale to such holders.

No distribution will be made in respect of any depositary share to the extent that it represents any preferred stock converted into other securities.

Withdrawal of Stock

Upon surrender of the depositary receipts at the corporate trust office of the depositary (unless the related depositary shares have previously been called for redemption or converted into other securities), the holders thereof will be entitled to delivery at such office, to or upon the holder’s order, of the number of whole or fractional shares of the preferred stock and any money or other property represented by the depositary shares evidenced by the surrendered depositary receipts. Holders of depositary receipts will be entitled to receive whole or fractional shares of the related preferred stock on the basis of the proportion of preferred stock represented by such depositary shares as specified in the applicable prospectus supplement, but holders of the shares of preferred stock will not thereafter be entitled to receive depositary shares therefor. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of shares of preferred stock to be withdrawn, the depositary will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares.

Redemption of Depositary Shares

Whenever Host Marriott redeems shares of preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing shares of the preferred stock so redeemed, provided Host Marriott shall have paid in full to the depositary the redemption price of the preferred stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per depositary share will be equal to the corresponding proportion of the redemption price and any other amounts per share payable with respect to the preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional depositary shares) or by any other equitable method determined by Host Marriott.

From and after the date fixed for redemption, all dividends on the shares of preferred stock so called for redemption will cease to accrue, the depositary shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary receipts evidencing the depositary shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such depositary receipts were entitled upon such redemption and surrender thereof to the depositary.

Voting of the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary receipts evidencing the depositary shares which represent the preferred stock. Each record holder of depositary receipts evidencing depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by such holder’s depositary shares. The depositary will vote the amount of preferred stock represented by the depositary shares in accordance with the instructions, and Host Marriott will agree to take all reasonable action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting the amount of preferred stock represented by the depositary shares to the extent it does not receive specific instructions from the holders of depositary receipts evidencing the depositary shares. The depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as such action or non-action is in good faith and does not result from negligence or willful misconduct of the depositary.

Liquidation Preference

In the event of the liquidation, dissolution or winding up of Host Marriott, whether voluntary or involuntary, the holders of each depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary shares evidenced by the depositary receipt, as set forth in the applicable prospectus supplement.

Conversion of Preferred Stock

The depositary shares, as such, are not convertible into common stock or any other securities or property of Host Marriott. Nevertheless, if so specified in the applicable prospectus supplement relating to an offering of depositary shares, the depositary receipts may be surrendered by holders thereof to the depositary with written instructions to the depositary to instruct Host Marriott to cause conversion of the preferred stock represented by the depositary shares evidenced by the depositary receipts into whole shares of common stock, other shares of preferred stock of Host Marriott or other shares of stock, and Host Marriott has agreed that upon receipt of the instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of preferred stock to effect the conversion. If the depositary shares evidenced by a depositary receipt are to be converted in part only, a new depositary receipt or receipts will be issued for any depositary shares not to be converted. No fractional shares of common stock will be issued upon conversion, and if the conversion would result in a fractional share being issued, an amount will be paid in cash by Host Marriott equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.

Amendment and Termination of the Deposit Agreement

The form of depositary receipt evidencing the depositary shares which represent the preferred stock and any provision of the deposit agreement may at any time be amended by agreement between Host Marriott and the depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related preferred stock will not be effective unless the amendment has been approved by the existing holders of at least 66% of the depositary shares evidenced by the depositary receipts then outstanding. No amendment shall impair the right, subject to certain exceptions in the deposit agreement, of any holder of depositary receipts to surrender any depositary receipt with instructions to deliver to the holder the related preferred stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding depositary receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold the receipt, to consent and agree to the amendment and to be bound by the deposit agreement as amended thereby.

The deposit agreement may be terminated by Host Marriott upon not less than 30 days prior written notice to the depositary if the holders of a majority of the depository shares representing each series of preferred stock affected by such termination consents to the termination, whereupon the depositary shall deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by that holder, the number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by such depositary receipts together with any other property held by the depositary with respect to such depositary receipt. In addition, the deposit agreement will automatically terminate if:

•	all outstanding depositary shares shall have been redeemed,

•	there shall have been a final distribution in respect of the related preferred stock in connection with any liquidation, dissolution or winding up of Host Marriott and such distribution shall have been distributed to the holders of depositary receipts evidencing the depositary shares representing such preferred stock or

•	each share of the related preferred stock shall have been converted into securities of Host Marriott not so represented by depositary shares.

Charges of Preferred Stock Depositary

Host Marriott will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. In addition, Host Marriott will pay the fees and expenses of the depositary in connection with the performance of its duties under the deposit agreement. However, holders of depositary receipts will pay the fees and expenses of the depositary for any duties requested by the holders to be performed which are outside of those expressly provided for in the deposit agreement.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering to Host Marriott notice of its election to do so, and Host Marriott may at any time remove the depositary, any such resignation or removal to take effect upon the appointment of a successor depositary. A successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

The depositary will forward to holders of depositary receipts any reports and communications from Host Marriott which are received by the depositary with respect to the related preferred stock.

Neither the depositary nor Host Marriott will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the deposit agreement. The obligations of Host Marriott and the depositary under the deposit agreement will be limited to performing their duties thereunder in good faith and without gross negligence. Host Marriott and the depositary will not be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or shares of preferred stock represented thereby unless satisfactory indemnity is furnished. Host Marriott and the depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock represented thereby for deposit, holders of depositary receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

In the event the depositary shall receive conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and Host Marriott, on the other hand, the depositary shall be entitled to act on such claims, requests or instructions received from Host Marriott.

DESCRIPTION OF WARRANTS

General

Host Marriott may issue warrants to purchase preferred stock, depositary shares or common stock. Warrants may be issued independently or together with any offered securities and may be attached to or separate from such offered securities. The warrants are to be issued under warrant agreements to be entered into between Host Marriott and a bank or trust company, as warrant agent, as specified in the prospectus supplement relating to the warrants being offered pursuant thereto. The warrant agent will act solely as an agent of Host Marriott in connection with the warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The applicable prospectus supplement will describe the following terms of warrants in respect of which this prospectus is being delivered:

•	the title of such warrants

•	the securities for which such warrants are exercisable

•	the price or prices at which such warrants will be issued

•	the number of such warrants issued with each share of preferred stock or common stock

•	any provisions for adjustment of the number or amount of shares of preferred stock or common stock receivable upon exercise of such warrants or the exercise price of such warrants

•	if applicable, the date on and after which such warrants and the related preferred stock or common stock will be separately transferable

•	if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of such warrants

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants

•	the date on which the right to exercise such warrants shall commence, and the date on which such right shall expire, and

•	the maximum or minimum number of such warrants which may be exercised at any time.

Exercise of Warrants

Each warrant will entitle the holder of warrants to purchase for cash such amount of shares of preferred stock, shares of common stock or depositary shares at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the warrants offered thereby. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the prospectus supplement relating to the warrants offered thereby. After the close of business on the expiration date, unexercised warrants will become void.

Warrants may be exercised as set forth in the prospectus supplement relating to the warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, Host Marriott will, as soon as practicable, forward the shares of preferred stock, shares of common stock or depositary shares purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

DESCRIPTION OF SUBSCRIPTION RIGHTS

General

Host Marriott may issue subscription rights to purchase common stock, preferred stock, depositary shares or warrants to purchase preferred stock or common stock. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the purchaser receiving the subscription rights. In connection with any subscription rights offering to Host Marriott’s stockholders, Host Marriott may enter into a standby underwriting arrangement with one or more underwriters pursuant to which such underwriter will purchase any offered securities remaining unsubscribed for after such subscription rights offering. In connection with a subscription rights offering to Host Marriott’s stockholders, certificates evidencing the subscription rights and a prospectus supplement will be distributed to Host Marriott’s stockholders on the record date for receiving subscription rights in such subscription rights offering set by Host Marriott.

The applicable prospectus supplement will describe the following terms of subscription rights in respect of which this prospectus is being delivered:

•	the title of such subscription rights

•	the securities for which such subscription rights are exercisable

•	the exercise price for such subscription rights

•	the number of such subscription rights issued to each stockholder

•	the extent to which such subscription rights are transferable

•	if applicable, a discussion of the material United States federal income tax considerations applicable to the issuance or exercise of such subscription rights

•	any other terms of such subscription rights, including terms, procedures and limitations relating to the exchange and exercise of such subscription rights

•	the date on which the right to exercise such subscription rights shall commence, and the date on which such right shall expire

•	the extent to which such subscription rights includes an over- subscription privilege with respect to unsubscribed securities, and

•	if applicable, the material terms of any standby underwriting arrangement entered into by Host Marriott in connection with the subscription rights offering.

Exercise of Subscription Rights

Each subscription right will entitle the holder of subscription rights to purchase for cash such principal amount of shares of preferred stock, depository shares, common stock, warrants or any combination thereof, at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby. Subscription rights may be exercised at any time up to the close of business on the expiration date for such subscription rights set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights will become void.

Subscription rights may be exercised as set forth in the prospectus supplement relating to the subscription rights offered thereby. Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement, Host Marriott will, as soon as practicable, forward the shares of preferred stock or common stock, depository shares or warrants purchasable upon such exercise. In the event that not all of the subscription rights issued in any offering are exercised, Host Marriott may determine to offer any unsubscribed offered securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting arrangements, as set forth in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

We may sell the securities being offered by this prospectus and any accompanying prospectus supplement:

•	directly to purchasers

•	through agents

•	through dealers

•	through underwriters

•	directly to our stockholders or

•	through a combination of any such methods of sale.

In addition, the offered securities may be issued by us as a dividend or distribution.

The distribution of the offered securities may be effected from time to time in one or more transactions either:

•	at a fixed price or prices, which may be changed

•	at market prices prevailing at the time of sale

•	at prices related to such prevailing market prices or

•	at negotiated prices.

Offers to purchase offered securities may be solicited directly by us. Offers to purchase offered securities may also be solicited by agents designated by us from time to time. Any such agent, who may be deemed to be an “underwriter” as that term is defined in the Securities Act, involved in the offer or sale of the offered securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth in the prospectus supplement.

If a dealer is utilized in the sale of the offered securities in respect of which this prospectus is delivered, Host Marriott will sell such offered securities to the dealer, as principal. The dealer, who may be deemed to be an “underwriter” as that term is defined in the Securities Act, may then resell such offered securities to the public at varying prices to be determined by such dealer at the time of resale.

If an underwriter is, or underwriters are, utilized in the sale, we will execute an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters will be set forth in the prospectus supplement, which will be used by the underwriter to make resales of the offered securities in respect of which this prospectus is delivered to the public. In connection with the sale of offered securities, such underwriter may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of offered securities for whom they may act as agents. Underwriters may also sell offered securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriting compensation paid by us to underwriters in connection with the offering of offered securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement.

Pursuant to any standby underwriting agreement entered into in connection with a subscription rights offering to our stockholders, persons acting as standby underwriters may receive a commitment fee for all securities underlying the subscription rights that the underwriter commits to purchase on a standby basis. Additionally, prior to the expiration date with respect to any subscription rights, any standby underwriters in a subscription rights offering to our stockholders may offer such securities on a when-issued basis, including securities to be acquired through the purchase and exercise of subscription rights, at prices set from time to time by the standby underwriters. After the expiration date with respect to such subscription rights, the underwriters may offer securities of the type underlying the subscription rights, whether acquired pursuant to a standby underwriting agreement, the exercise of the subscription rights or the purchase of such securities in the market, to the public at a price or prices to be determined by the underwriters. The standby underwriters may thus realize profits or losses independent of the underwriting discounts or commissions paid by us. If we do not enter into a standby underwriting arrangement in connection with a subscription rights offering to our stockholders, we may elect to retain a dealer-manager to manage such a subscription rights offering for us. Any such dealer-manager may offer securities of the type underlying the subscription rights acquired or to be acquired pursuant to the purchase and exercise of subscription rights and may thus realize profits or losses independent of any dealer-manager fee paid by us.

Underwriters, dealers, agents and other persons may be entitled, under agreements that may be entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which they may be required to make in respect thereof. Underwriters and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers or other persons to solicit offers by certain institutions to purchase offered securities pursuant to contracts providing for payment and delivery on a future date or dates. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchasers under any such contract will not be subject to any conditions except that the purchase of the offered securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and, if the offered securities are also being sold to underwriters, we shall have sold to such underwriters the offered securities not sold for delayed delivery. The underwriters, dealers and such other persons will not have any responsibility in respect of the validity or performance of such contracts. The prospectus supplement relating to such contracts will set forth the price to be paid for offered securities pursuant to such contracts, the commission payable for solicitation of such contracts and the date or dates in the future for delivery of offered securities pursuant to such contracts.

Any underwriter may engage in stabilizing and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Rule 104 permits stabilizing bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. The underwriters may over-allot shares of the offered securities in connection with an offering of offered securities, thereby creating a short position in the underwriters’ account. Syndicate covering transactions involve purchases of the offered securities in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing and syndicate covering transactions may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

The anticipated date of delivery of offered securities will be set forth in the applicable prospectus supplement relating to each offer.

LEGAL MATTERS

The validity of the offered securities will be passed upon for us by our general counsel or by other counsel to Host Marriott. If the offered securities are distributed in an underwritten offering or through agents, certain legal matters may be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable prospectus supplement.

EXPERTS

The audited consolidated financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

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No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

Prospectus Supplement

Prospectus

Risk Factors	1
About This Prospectus	15
Where You Can Find More Information	15
Disclosure Regarding Forward-Looking Statements	17
The Company	18
Use of Proceeds	19
ERISA Matters	19
Ratio of Earnings to Combined Fixed Charges and Preferred Stock	19
Description of Common Stock	20
Description of Preferred Stock	23
Restrictions on Ownership and Transfer	30
Description of Depository Shares	33
Description of Warrants	37
Description of Subscription Rights	38
Plan of Distribution	39
Legal Matters	40
Experts	41

27,500,000 Shares

Host Marriott Corporation

Common Stock

Goldman, Sachs & Co.

Citigroup

Bear, Stearns & Co. Inc.